UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HYPERION THERAPEUTICS, INC.

(Name of Subject Company)

HYPERION THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44915N 101

(CUSIP Number of Class of Securities)

Jeffrey S. Farrow

Chief Financial Officer

2000 Sierra Point Parkway, Suite 400

Brisbane, CA 94005

(650) 745-7802

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael J. Kennedy, Esq.

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	Opinion of Centerview Partners LLC
Annex II	Opinion of Houlihan Lokey Capital, Inc.
Annex III	Section 262 of the Delaware General Corporation Law

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Hyperion Therapeutics, Inc., a Delaware corporation (the “Company” or “Hyperion”). The address of the Company’s principal executive office is 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005. The telephone number of the Company’s principal executive office is (650) 745-7802.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of April 1, 2015 there were (i) 20,874,966 shares of Common Stock outstanding, (ii) 3,108,274 options outstanding to purchase shares of Common Stock (the “Company Options”) and (iii)  386,570 shares of Common Stock subject to issuance pursuant to outstanding Company RSUs (as defined below).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.” Hyperion’s website is www.hyperiontx.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Ghrian Acquisition Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Horizon Pharma, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”), at a purchase price of $46.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Horizon Pharma plc, Parent, an indirect wholly owned subsidiary of Horizon Pharma plc, and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 9, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 29, 2015, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Horizon Pharma plc. Horizon Pharma plc, together with its direct and indirect subsidiaries (including Parent and Purchaser, but excluding the Company and its direct and indirect subsidiaries), is referred to herein as “Horizon.”

The Merger will be governed by Section 251(h) of the DGCL, which provides that, following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action or vote of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement provides that the parties will effect the closing of the Merger without any action or vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement and described in more detail in the Offer to Purchase, including, among other things, (i) there being validly tendered and not validly withdrawn prior to 12:01 am (New York City time), on May 7, 2015 (the “Expiration Time,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire and the date on which the Expiration Time occurs is referred to herein as the “Expiration Date”) that number of Shares that represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable to holders of the Company Options and warrants to purchase shares of Common Stock of the Company (the “Company Warrants”) from which the Company has received notices of exercise prior to the consummation of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options and/or Company Warrants) (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) completion of a fifteen (15) consecutive business day debt marketing period, (iv) either (A) the receipt of proceeds by Parent (either directly or through its subsidiaries) under or as contemplated by a debt commitment letter (the “Debt Commitment Letter”) from Citigroup Global Markets Inc. (“Citi”) and Jefferies Finance LLC (“Jefferies” and collectively with Citi, the “Debt Commitment Parties”), a copy of which is filed as Exhibit (a)(10) or (B) the Debt Commitment Parties (or alternative financing providers) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing (or an alternative financing) shall be available at the consummation of the Offer on the terms set forth in the Debt Commitment Letter (or other alternative financing commitments) subject only to the satisfaction of the other Offer Conditions, (v) the absence of a material adverse effect on the Company and (vi) other customary conditions described in the Offer to Purchase.

At the effective time of the Merger (the Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, (i) all shares of Company Common Stock issued and held by the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor; (ii) all shares of Common Stock issued and outstanding held by Purchaser or Parent or any Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be paid in exchange therefor; (iii) except as provided in clauses (i) and (ii) above and subject to certain conditions detailed fully in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”); and (iv) each share of the common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock of the Surviving Corporation.

Neither Purchaser nor Parent will assume or substitute any Company Options in connection with the Offer, Merger or any other transaction contemplated by the Merger Agreement (collectively, the “Transaction”). As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of Company Options, (i) all unvested Company Options outstanding as of immediately prior to the Effective Time will fully vest and become exercisable, and (ii) to the extent not exercised prior to the Effective Time, each Company Option will be canceled at the Effective Time, and in exchange therefor, the Surviving Corporation will pay to each former holder of any such canceled Company Options as soon as practicable thereafter (but in no event later than the third payroll date after the Effective

Time) an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of: (A) the excess, if any, of the Merger Consideration over the exercise price per share of each such Company Option; and (B) the number of shares of Company Common Stock underlying such Company Option; provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the per share Merger Consideration, such Company Option will be canceled and terminated without any cash payment or other consideration being made in respect thereof.

Neither Purchaser nor Parent will assume or substitute any award of restricted stock units (“Company RSU”), in connection with the Transaction. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of Company RSUs, (i) all unvested Company RSUs outstanding as of immediately prior to the Effective Time will fully vest, and (ii) each Company RSU that is outstanding immediately prior to the Effective Time will be canceled at the Effective Time, and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such Company RSU as soon as practicable thereafter (but in no event later than the third payroll date after the Effective Time) an amount in cash (without interest and subject to deduction for any required withholding Tax) equal to the product of (A) the Merger Consideration and (B) the number of shares of Company Common Stock subject to such Company RSU; provided, that notwithstanding anything to the contrary contained in the Merger Agreement, any payment in respect of any Company RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Company RSU if required in order to comply with Section 409A of the Code. With respect to any Company RSU which was subject to vesting based upon attainment of performance criteria, the number of shares of Company Common Stock deemed subject to such Company RSU for purposes of the foregoing calculation will be the maximum number of shares deliverable under the award.

The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “The Transaction Documents—The Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Expiration Time of the Offer is 12:01 am, New York City time, at the end of the day on May 7, 2015, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s U.S. headquarters, which is also Purchaser’s business address, is located at 520 Lake Cook Road, Suite 520 Deerfield, IL 60015. The telephone number at this location is (224) 383-3000.

The Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Offer to Purchase are incorporated herein by reference. It is not intended to provide any other factual information about the Company, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the offer to purchase, and the solicitation/recommendation statement on Schedule 14D-9 that will be filed by Purchaser and the Company, respectively, with the SEC in connection with the Offer, as well as in the Company’s other public filings.

Confidentiality Agreement

On March 8, 2015, the Company and Horizon entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Horizon and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible transaction with the Company. The Confidentiality Agreement includes a one-year standstill provision that terminates in the event the Company enters into a definitive agreement to effectuate certain transactions. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading “The Transaction Documents—Confidentiality Agreement” is incorporated by reference herein.

Tender and Support Agreement

On March 29, 2015, in connection with the Offer, each of New Enterprise Associates 12, Limited Partnership, Sofinnova Venture Partners VII, L.P., Donald J. Santel, Jeffrey S. Farrow and Christine A. Nash (together, the “Principal Stockholders”), entered into tender and support agreements with Parent and Purchaser (the “Tender and Support Agreements”). Under the terms of the Tender and Support Agreements, the Principal Stockholders have agreed, among other things, to tender all Shares now held or hereafter acquired by them into the Offer. As of April 1, 2015, the Principal Stockholders beneficially owned or had the option to acquire a number of Shares collectively equal to approximately 21% of the outstanding shares of Common Stock of the Company. The summary of the Tender and Support Agreement contained in the Offer to Purchase in Section 11 under the heading “The Transaction Documents—Tender and Support Agreement” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

The Tender and Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transaction. As described in more detail below, these interests include:

•	the full vesting acceleration of Company Options currently held by any executive officer or director, with such vesting acceleration effective as of immediately prior to the Effective Time;

•	the cancellation of all Company Options currently held by any executive officer or director that remain outstanding and unexercised as of the Effective Time and conversion of such Company Options into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option;

•	the full vesting acceleration of Company RSUs currently held by any executive officer or director outstanding as of the Effective Time, and the cancellation of all such Company RSUs outstanding as of the Effective Time and conversion of such Company RSUs into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested Company RSUs immediately prior to the Effective Time and (ii) the Merger Consideration;

•	the receipt of certain payments and benefits under certain executive officers’ individual employment agreements and general severance benefits and change in control severance benefits agreements upon certain types of terminations of employment that occur before or following the Effective Time;

•	the receipt of a “golden parachute” Section 4999 excise tax gross-up payment by Mr. Santel under his individual employment agreement; and

•	the entitlement to indemnification benefits in favor of directors and officers of the Company.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of April 1, 2015, the directors and executive officers of the Company beneficially owned in the aggregate 168,238 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Options and Company RSUs (as defined below) held by such individuals. If the directors and executive officers were to tender all such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $7,738,948 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and Company RSUs held by the directors and executive officers of the Company, see below under the heading “Merger Agreement—Effect of the Merger on Stock Awards.”

The following table sets forth, as of April 1, 2015, the cash consideration that each executive officer and director would be entitled to receive in respect of outstanding Shares beneficially owned by him or her (excluding shares underlying Company Options and Company RSUs), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares Beneficially Owned		Consideration Payable in Respect of Shares Beneficially Owned
Executive Officers
Donald J. Santel	12,470		$573,620
Jeffrey S. Farrow	878		$40,388
Ashley C. Gould	801		$36,846
Natalie C. Holles	702		$32,292
Christine A. Nash	19,003		$874,138
Bruce F. Scharschmidt, M.D.	121,919	(1)	$5,608,274
Non-Employee Directors
James I. Healy, M.D., Ph.D	11,855	(2)	$545,330
Bo Jesper Hansen, M.D., Ph.D	0		$0
Jake R. Nunn	70	(3)	$3,220
Bijan Salehizadeh, M.D	0		$0
Ted Schroeder.	540		$24,840
Daniel G. Welch	0		$0
Lota S. Zoth	0		$0

(1)	Includes 24,448 Shares held by The Bruce Frederick Scharschmidt and Peggy Sue Crawford Family Trust.
(2)	Excludes 1,939,474 Shares held by Sofinnova Venture Partners VII, L.P. Amounts payable in respect of these 1,939,474 Shares are $89,215,804. Dr. Healy is a managing member of Sofinnova Management VII, L.L.C., the general partner of Sofinnova Venture Partners VII, L.P., and may be considered to have beneficial ownership of Sofinnova Venture Partners VII, L.P.’s interest in us. Dr. Healy disclaims beneficial ownership of all Shares held by Sofinnova Venture Partners VII.
(3)	Consists of 70 Shares held by Jake and Dana Nunn Living Trust U/A DTD 07/07/06. Does not include 2,384,221 Shares held of record by New Enterprise Associates 12, Limited Partnership (“NEA 12”). Amounts payable in respect of these 2,384,221 Shares are $109,674,166. Mr. Nunn is a partner of New Enterprise Associates, Inc., which is an entity affiliated with and providing administrative services to NEA 12. Mr. Nunn does not have voting or dispositive power with regard to any of the Shares held by NEA 12.

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options. As of April 1, 2015, Company directors and executive officers held options to purchase 2,130,277 Shares granted under the Hyperion Therapeutics, Inc. 2006 Equity Incentive Plan, as amended, and the Hyperion Therapeutics, Inc. 2012 Omnibus Incentive Plan (collectively, the “Company Plans”).

Neither Purchaser nor Parent will assume or substitute any Company Options in connection with the Transaction. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any Company Option holder, (i) all unvested Company Options outstanding as of immediately prior to the Effective Time will fully vest and become exercisable, and (ii) to the extent not exercised prior to the Effective Time, each Company Options will be canceled at the Effective Time, and in exchange therefor, the Surviving Corporation shall pay to each former holder of any such canceled Company Options as soon as practicable thereafter (but in no event later than the third payroll date after the Effective Time) an amount in cash (without interest and subject to deduction for any required withholding Tax), equal to the product of: (A) the excess, if any, of the Merger Consideration over the exercise price per share of each such Company Options; and (B) the number of shares of Company Common Stock underlying such Company Options; provided, however, that if the exercise price per share of any such Company Options is equal to or greater than the per share Merger Consideration, such Company Options will be canceled and terminated without any cash payment or other consideration being made in respect thereof.

The table below sets forth information regarding the Company Options held by each of the Company’s executive officers and directors as of April 1, 2015. Spread Value, for each Company Option, is the excess of the Merger Consideration over the Company Option exercise price, multiplied by the number of unvested or vested Shares covered by such Company Option, as applicable.

Name	Number of Vested Company Options Held	Spread Value Consideration Payable in Respect of Vested Company Options	Number of Unvested Company Options Held	Spread Value Consideration Payable in Respect of Unvested Company Options(1)	Total Spread Value Consideration Payable in Respect of Company Options
Executive Officers
Donald J. Santel	776,010	$31,749,937	261,914	$5,883,429	$37,633,366
Jeffrey S. Farrow	168,757	$6,452,283	99,737	$2,327,757	$8,780,040
Ashley C. Gould	43,499	$846,199	101,001	$1,977,437	$2,823,636
Natalie C. Holles	43,999	$1,020,517	93,001	$2,032,224	$3,052,740
Christine A. Nash	95,640	$4,103,298	104,595	$2,361,078	$6,464,376
Bruce F. Scharschmidt, M.D.	46,350	$1,256,681	88,070	$2,084,155	$3,340,836

Non-Employee Directors
James I. Healy, M.D., Ph.D	12,793	$326,891	5,981	$135,680	$462,571
Bo Jesper Hansen, M.D., Ph.D	24,401	$813,499	6,228	$146,035	$959,534
Jake R. Nunn	24,401	$813,499	6,228	$146,035	$959,534
Bijan Salehizadeh, M.D.	24,401	$813,499	6,228	$146,035	$959,534
Ted Schroeder	992	$21,259	5,808	$124,465	$145,724
Daniel G. Welch	22,717	$649,627	11,952	$345,379	$995,006
Lota S. Zoth	29,603	$962,593	5,981	$135,680	$1,098,273

(1)	Unvested Company Options are being accelerated in connection with the Transaction resulting in payment of this consideration.

Restricted Stock Units. As of April 1, 2015, Company executive officers and directors held an aggregate of 179,039 Company RSUs.

Neither Purchaser nor Parent will assume or substitute any Company RSU in connection with the Transaction. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of Company RSUs, (i) all unvested Company RSUs outstanding as of immediately prior to the Effective Time will fully vest, and (ii) each Company RSU that is outstanding immediately prior to the Effective Time will be canceled at the Effective Time, and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such Company RSU as soon as practicable thereafter (but in no event later than the third payroll date after the Effective Time) an amount in cash (without interest and subject to deduction for any required withholding Tax) equal to the product of (A) the Merger Consideration and (B) the number of shares of Company Common Stock subject to such Company RSU; provided, that notwithstanding anything to the contrary contained in the Merger Agreement, any payment in respect of any Company RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Company RSU if required in order to comply with Section 409A of the Code. With respect to any Company RSU which was subject to vesting based upon attainment of performance criteria, the number of shares of Common Stock deemed subject to such Company RSU for purposes of the foregoing calculation will be the maximum number of shares deliverable under the award.

The table below sets forth information regarding the Company RSUs held by each of the Company’s executive officers and directors as of April 1, 2015.

Name	Number of Vested Company RSUs Held	Consideration Payable in Respect of Vested Company RSUs	Number of Unvested Company RSUs Held	Consideration Payable in Respect of Unvested Company RSUs(1)	Total Consideration Payable in Respect of Company RSUs
Executive Officers
Donald J. Santel	0	0	53,875	$2,478,250	$2,478,250
Jeffrey S. Farrow	0	0	22,687	$1,043,602	$1,043,602
Ashley C. Gould	0	0	21,775	$1,001,650	$1,001,650
Natalie C. Holles	0	0	17,750	$816,500	$816,500
Christine A. Nash	0	0	25,500	$1,173,000	$1,173,000
Bruce F. Scharschmidt, M.D.	0	0	18,050	$830,300	$830,300

Non-Employee Directors
James I. Healy, M.D., Ph.D	0	0	2,617	$120,382	$120,382
Bo Jesper Hansen, M.D., Ph.D	0	0	2,617	$120,382	$120,382
Jake R. Nunn	0	0	2,617	$120,382	$120,382
Bijan Salehizadeh, M.D.	0	0	2,617	$120,382	$120,382
Ted Schroeder.	0	0	3,160	$145,360	$145,360
Daniel G. Welch	0	0	2,617	$120,382	$120,382
Lota S. Zoth	0	0	2,617	$120,382	$120,382

(1)	Unvested Company RSUs are being accelerated in connection with the Transaction, resulting in payment of this consideration.

Employee Benefits

The Merger Agreement provides that, for employees who are actively employed by the Company or any Company Subsidiary at the Effective Time (“Covered Employees”) until the 12-month anniversary of the Effective Time (“Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any subsidiary of the Company to, provide to the Covered Employees for so long as such Covered Employees remain employees of Parent, the Surviving Corporation or any subsidiary of the Company during the Continuation Period (i) annual base salary (or annual base pay) and, solely during the period starting at the Effective Time and ending on December 31, 2015 (the “Bonus Continuation Period”), incentive cash compensation opportunity (cash bonus opportunities and commissions), in each case no less favorable than the annual base salary (or annual base pay) and incentive cash compensation opportunity provided to Covered Employees immediately prior to the Effective Time, (ii) severance rights as in effect immediately prior to the Effective Time, and (iii) employee welfare benefits that are substantially comparable in the aggregate, as selected in Parent’s sole discretion to either (A) those generally made available to similarly situated employees of Parent or its Subsidiaries under its welfare benefit plans and programs, or (B) to those provided to such Covered Employees immediately prior to the Effective Time under the Company Employee Benefit Plans.

In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries (“Parent Employee Benefit Plan”) following the Effective Time, Parent will, or will cause the Surviving Corporation to, for Covered Employees who become eligible during the calendar year including the Effective

Time: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the Company Employee Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to becoming covered by a Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

To the extent a Covered Employee remains an employee of Parent, the Surviving Corporation or any Company Subsidiary, Parent will use commercially reasonable efforts to recognize, or will use commercially reasonable efforts to cause the Surviving Corporation and their respective Subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to the Company (or any predecessor entities of the Company or any of the Company Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable) for any relevant benefit plan that a Covered Employee participates in after the Effective Time to the same extent as such Covered Employee was entitled to credit for such service under any similar Company Plan in which such Covered Employee participated immediately prior to the Effective Time.

Employment Agreements

The Company has offer letter agreements with all of its executive officers other than Mr. Santel with whom it has entered into an employment agreement.

Donald J. Santel. Mr. Santel’s employment agreement provides for an initial annual base salary of $430,000 (which has since been increased to $643,000). He is also eligible for an annual performance bonus. In the event that Mr. Santel’s employment is terminated without “cause” or if he terminates his employment for “good reason,” each as defined in the employment agreement, Mr. Santel will be entitled to receive the following severance benefits, subject to executing a general release of claims in favor of the Company: (1) payments equal to 18 months of his base salary at the highest annualized rate in effect at any time on or before his termination date payable in substantially equal installments in accordance with the Company’s normal payroll policies, less applicable withholdings, with such installments to commence on the first payroll period following the 60th day after the date of his termination of employment; (2) a lump sum payment equal to 1.5 times Mr. Santel’s target bonus for the year in which the termination occurred, payable on the first payroll period following the 60th day after the date of his termination of employment; (3) eighteen months of acceleration of any unvested equity awards; and (4) if elected by Mr. Santel, payment or reimbursement of COBRA premiums through the earlier of 18 months from his termination date, the date Mr. Santel and his covered dependents, if any, become eligible for group health insurance through another employer, or the date Mr. Santel becomes ineligible for COBRA coverage. In addition, at Mr. Santel’s election, the Company will either pay a lump sum amount of $15,000 for outplacement assistance, tax planning, educational assistance, or similar transition support, or provide the same or similar services through a professional outplacement firm selected by the Company.

If there is a “qualifying termination,” as defined in the employment agreement, of Mr. Santel within 12 months of a change of control of the Company, Mr. Santel will be entitled to receive the following severance benefits, subject to executing a general release of claims in favor of the Company: (1) payments equal to 24 months of his base salary at the highest annualized rate in effect at any time on or before his termination date payable in substantially equal installments in accordance with the Company’s normal payroll policies, less applicable withholdings, with such installments to commence on the first payroll period following the 60th day after the date of his termination of employment; (2) a lump sum payment equal to two times Mr. Santel’s target bonus for the year in which the termination occurred, payable on the first payroll period following the 60th day after the date of his termination of employment; (3) full acceleration of any unvested equity awards; and (4) if elected by Mr. Santel, payment or reimbursement of COBRA premiums through the earlier of 18 months from his termination date, the date Mr. Santel and his covered dependents, if any, become eligible for group health insurance through another employer, or the date Mr. Santel becomes ineligible for COBRA coverage. In addition, at Mr. Santel’s election, the Company will either pay a lump sum amount of $15,000 for outplacement assistance, tax planning, educational assistance, or similar transition support, or provide the same or similar services through a professional outplacement firm selected by the Company.

Mr. Santel’s employment agreement also provides that in the event any payment or distribution, by any person who acquires ownership or effective control or ownership of a substantial portion of Company assets within the meaning of section 280G of the Internal Revenue Code of 1986, as amended, or the Code, would be subject to the excise tax imposed by section 4999 of the Code or any interest or penalties with respect to such excise tax, Mr. Santel shall be entitled to receive an additional payment so that he will receive a full tax gross up for such excise tax.

Offer Letters. The Company has entered into offer letters with each of Mr. Farrow, Ms. Gould, Ms. Holles, Ms. Nash, and Mr. Scharschmidt. These offer letters follow a standard form, and provide for base salary, annual bonus, equity incentive awards, and benefits. They do not provide for severance benefits. However, as described below, each of the aforementioned executives has entered into a change in control and severance agreement with the Company.

The foregoing descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the agreements, filed as Exhibits (e)(6) through (e)(11) to this Schedule 14D-9, which are incorporated herein by reference.

Change in Control Severance Agreements

The Company has entered into general severance benefits and change in control severance agreements (the “Severance Agreements”), a copy of which is filed as Exhibit (e)(12) hereto and is incorporated herein by reference, with each of its executive officers other than Mr. Santel. These Severance Agreements provide that in the event the executive’s employment is terminated without “cause” or if he or she terminates his or her employment for “good reason,” as each is defined in the Severance Agreements, at any time, the executive will be entitled to receive the following severance benefits, subject to executing a general release of claims in favor of the Company: (1) payments equal to 12 months of the executive’s base salary as of the date of the executive’s termination payable in substantially equal installments in accordance with our normal payroll policies, less applicable withholdings, with such installments to commence on the first payroll period following the 60th day after the date of the executive’s termination of employment; (2) a lump sum payment equal to the executive’s target bonus for the year in which the termination occurred, payable on the first payroll period following the 60th day after the date of the executive’s termination of employment; (3) twelve months of acceleration of any unvested equity awards; and (4) if COBRA coverage is elected by the executive, payment or reimbursement of COBRA premiums through the earlier of 18 months from the executive’s termination date or the date the executive and his or her covered dependents, if any, become eligible for group health insurance through another employer, provided, however, that the Company may instead elect to pay an equivalent amount of such monthly COBRA premium as an additional taxable cash severance benefit through the earlier of 27 months from the executive’s termination date or the date the executive and his or her covered dependents, if any, become eligible for group health insurance through another employer. In addition, at the executive’s election the Company will either pay a lump sum amount of $15,000 for outplacement assistance, tax planning, educational assistance, or similar transition support, or provide the same or similar services through a professional outplacement firm selected by the Company.

If during the time frame from three months before to twelve months following a change of control of the Company, the executive’s employment is terminated without cause or he or she terminates his or her employment for good reason the executive will be entitled to receive the following severance benefits, subject to executing a general release of claims in favor of the Company: (1) payments equal to 18 months of the executive’s base salary as of the date of the executive’s termination payable in substantially equal installments in accordance with our normal payroll policies, less applicable withholdings, with such installments to commence on the first payroll period following the 60th day after the date of the executive’s termination of employment; (2) lump sum payment equal to 1.5 times the executive’s target bonus for the year in which the termination occurred, payable on the first payroll period following the 60th day after the date of the executive’s termination of employment; (3) full acceleration of any unvested equity awards; and (4) if COBRA coverage is elected by the executive, payment or reimbursement of COBRA premiums through the earlier of 18 months from the executive’s termination date or the date the executive and his or her covered dependents, if any, become eligible for group health insurance through another employer, provided, however, that the Company may instead elect to pay an equivalent amount of such monthly COBRA premium as an additional taxable cash severance benefit through the earlier of 27 months from the executive’s termination date or the date the executive and his or her covered dependents, if any, become eligible for group health insurance through another employer. In addition, at the executive’s election the Company will either pay a lump sum amount of $15,000 for outplacement assistance, tax planning, educational assistance, or similar transition support, or provide the same or similar services through a professional outplacement firm selected by the Company.

The Severance Agreements also provide that in the event that the severance and other benefits provided for or otherwise payable to the executive constitute “parachute payments” within the meaning of Section 280G of the Code, subject to the excise tax imposed by section 4999 of the Code, then the Severance Agreements provide for a best after-tax analysis with respect to such payments, under which the executive will receive whichever of the following two alternative forms of payment would result in executive’s receipt, on an after-tax basis, of the greater amount of the severance benefits notwithstanding that all or some portion of the severance benefits may be subject to the excise tax: (i) payment in full of the entire amount of the severance benefits, or (ii) payment of only a part of the severance benefits so that the executive receives the largest payment possible without the imposition of the excise tax.

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Horizon, Parent, Purchaser, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

It is possible that the Company’s executive officers will enter into new employment, retention or other compensation arrangements with the Purchaser or the Surviving Corporation. Any such arrangements with our executive officers would not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

The Company compensates its non-employee directors for their service on the Company Board and its committees, but does not pay director fees to directors who are employees of the Company. Non-employee members of the Company Board receive a combination of cash compensation, in the form of annual retainers, and equity incentive compensation for their service on the Company Board.

Cash Compensation

Non-employee directors are eligible to receive the following cash compensation:

•	each director is eligible to receive an annual retainer of $45,000;

•	each member of the audit committee, compensation committee and nominating governance and compliance committee is eligible to receive an additional annual retainer $10,000, $7,500 and $5,000 respectively;

•	an additional annual retainer is paid to the non-employee directors serving as (1) the chairperson of the compensation committee in an amount equal to $15,000; and (2) the chairperson of the nominating, governance and compliance committee in an amount equal to $10,000; and (3) the chairperson of the audit committee in an amount equal to $20,000; and

•	the chairman of the Company Board is eligible to receive an additional annual retainer of $30,000.

Fees are paid to the non-employee directors in four equal quarterly installments. In addition, the Company provides reimbursement to the non-employee directors for their reasonable expenses incurred in attending meetings of the Company Board and committees of the Company Board.

Equity Compensation

Each continuing non-employee director is eligible to receive an annual award to purchase Common Stock valued at $115,000, which will be composed of 50% stock options and 50% restricted stock units, in each case to vest on the one-year anniversary of the date of grant, subject to the director’s continued service on the Board.

Please see the section above entitled “Merger Agreement—Effect of the Merger on Stock Awards” for more information on the treatment of equity held by directors in the Merger.

Director and Officer Indemnification and Insurance

The Company’s amended and restated certificate of incorporation and amended and restated bylaws provide that it will limit the liability of Company directors and officers, and may indemnify other Company employees and other agents, to the maximum extent permitted by the DGCL.

The Company has entered into indemnification agreements with its directors and officers (“Indemnification Agreements”) in addition to the indemnification provided for in its amended and restated certificate of incorporation and amended and restated bylaws. These indemnification agreements provide, among other things, that the Company will indemnify its directors and officers for certain expenses including judgments, penalties, fines, amounts paid in settlements and costs and attorneys’ fees and disbursements, incurred by a director in connection with his or her capacity as a director or officer of the Company. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification. This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(13) hereto, and is incorporated herein by reference.

The Merger Agreement provides that from and after the closing of the Merger until the sixth anniversary thereof, Purchaser and Parent shall and shall cause the Company, Surviving Corporation or any of their respective applicable Subsidiaries, to the extent permitted by applicable Law, to: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and the Company Subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by the Company or any of the subsidiaries of the Company pursuant to the Company’s charter documents, other charter and organizational documents of the Company’s subsidiaries and the indemnification agreements in existence on the date hereof that have been disclosed to Parent between the Company or any of its subsidiaries and any directors and officers of the Company and any of the Company subsidiaries; and (ii) include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the closing of the Merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the company charter documents.

The Merger Agreement further provides that if Parent, the Company or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporations or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Company or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in the Merger Agreement.

The Merger Agreement provides that the Company shall, at or prior to the closing of the Merger, purchase a six (6) year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties, or any other person entitled to the benefit of indemnification, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger and Purchaser and Parent shall cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six (6) years after the closing of the Merger.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on March 29, 2015, the Company Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein; (iii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

As part of its normal strategic review process, the Company Board and the Company’s senior management have periodically reviewed and evaluated strategic alternatives for the Company, and discussed strategic alternatives, valuation matters, and the state of the mergers and acquisitions market in the pharmaceutical industry.

In mid-October 2014, Donald J. Santel, the Company’s President and Chief Executive Officer received an unsolicited telephone call from a principal at a private equity company that was a majority investor in a pharmaceutical company (“Party A”), who expressed Party A’s possible interest in exploring an acquisition of the Company. Mr. Santel responded that while the Company was not currently considering a possible transaction, he would inform the Company Board of Party A’s interest.

On October 27, 2014, Party A emailed Mr. Santel a draft confidentiality agreement for the Company to review so that Party A and the Company could share confidential information as a next step. Mr. Santel responded that it was premature for the Company to execute a confidentiality agreement with Party A.

On November 19, 2014, Mr. Santel received a letter from Party A that expressed Party A’s non-binding indication of interest to acquire the Company for $30.00 per Share in cash. Mr. Santel also received a telephone call from the Chief Executive Officer of Party A the same day, in which the Chief Executive Officer of Party A confirmed Party A’s interest in pursuing an acquisition of the Company as set forth in Party A’s non-binding indication of interest.

On November 26, 2014, the Company Board held a telephonic meeting. Representatives from Shearman & Sterling LLP, counsel to the Company (“Shearman & Sterling”), gave the Company Board an overview of its applicable obligations and fiduciary duties in considering a response to Party A’s non-binding indication of interest. The Company Board discussed the appropriate response to Party A’s proposal. The Company Board decided that, in light of ongoing negotiations regarding the settlement of the Andromeda litigation, the upcoming year-end and other matters, Mr. Santel should inform Party A that the Company was not interested in engaging in a discussion regarding Party A’s non-binding indication of interest.

On November 26, 2014, Mr. Santel called Party A’s Chief Executive Officer and informed him that the Company had no interest in pursuing the transaction proposed by Party A, but would be willing to meet at a later date if Party A so desired.

On December 1, 2014, Mr. Santel agreed to a meeting with Party A during the upcoming JPMorgan Healthcare Conference to be held in San Francisco, California from January 12-16, 2015 at which Jim Healy, chairman of the Company Board, would also be present.

On December 16, 2014, the Company Board held a regularly scheduled Company Board meeting. Representatives from Shearman & Sterling and Centerview Partners LLC (“Centerview”) were present, as were members of the Company’s senior management. Representatives from Centerview presented to the Company Board Centerview’s advisory capabilities, qualifications and experience. The Company Board determined that the Company and management should work to further develop and refine the Company’s short and long-term financial model and business plan with the advice and assistance of Centerview.

Mr. Santel received an unsolicited telephone call on December 17, 2014 from the Chief Executive Officer of a pharmaceutical company (“Party B”) in which the Chief Executive Officer of Party B expressed Party B’s interest in combining the Company and Party B. Mr. Santel informed Party B’s Chief Executive Officer that he would inform the Company Board of Party B’s interest.

The Chief Executive Officer of Party B called Mr. Santel on December 23, 2014 to inform Mr. Santel that Party B would be sending Mr. Santel a letter indicating its interest in the Company. The letter from Party B arrived on the same day. The letter consisted of an expression of interest in combining Party B with the Company in a stock-for-stock transaction, but did not specify a price or exchange ratio. The letter also indicated a desire to execute a confidentiality agreement, engage in discussions and set an exclusive period of negotiation.

On January 3, 2015, the Chief Operating Officer of another pharmaceutical company (“Party C”) sent Mr. Santel an email requesting a meeting between Party C and the Company at the upcoming JPMorgan Healthcare Conference to be held from January 12-16, 2015.

The Company Board held a telephonic meeting on January 6, 2015 to discuss Party B’s non-binding expression of interest. Mr. Santel reviewed with the Company Board the letter from Party B indicating Party B’s interest in engaging in discussions with the Company in a stock-for-stock transaction. Representatives from Shearman & Sterling reviewed the material terms of Party B’s non-binding expression of interest.

Representatives from Shearman & Sterling also reviewed the Company Board’s fiduciary obligations in considering and responding to this non-binding expression of interest. The Company Board discussed the timing and substance of its response and determined to formulate a definitive response at a subsequent meeting to be held on January 9, 2015.

At a telephonic meeting of the Company Board on January 9, 2015, the Company Board continued its discussion of Party B’s proposal and the manner in which to respond to the proposal. Representatives from Shearman & Sterling and Centerview were present. At Mr. Santel’s request, the representatives from Centerview provided financial and other background information on Party B and its business. The Company Board discussed Party B’s proposal and determined that the Company should not engage in discussions with Party B at that time, noting that the Company should focus on finalizing settlement of the Andromeda-related litigation.

On January 9, 2015, Mr. Santel called the Chief Executive Officer of Party B and communicated that the Company Board had met and decided not to engage in discussions with Party B at that time.

On January 15, 2015, Mr. Santel and Mr. Healy met with representatives from Party A. Mr. Santel explained that the Company Board believed that Party A’s proposal was not sufficiently compelling for the Company to engage in a process or provide diligence materials to Party A. After this meeting, Party A did not make any additional proposals.

On January 17, 2015, at Horizon’s request, representatives of Jefferies contacted Mr. Santel to determine whether Mr. Santel would be interested in meeting with Horizon’s management.

On January 21, 2015, Mr. Santel received a letter from the Chief Executive Officer of Party B proposing a stock-for-stock transaction between the Company and Party B. This non-binding indicative proposal included more specificity than Party B’s prior indication of interest and suggested a stock-for-stock combination with an implied value to the Company’s stockholders’ of $30.00 to $34.00 per Share, with an approximate pro forma ownership of 27% to 30% of the combined company. In its letter, Company B again requested immediate due diligence and negotiations and a period of exclusivity.

The Company Board held a meeting on February 2, 2015 to discuss, among other items, the non-binding proposal from Party B. Representatives from Shearman & Sterling, Centerview, and members of senior management of the Company were also present. Representatives from Centerview then reviewed the status of discussions with Party B and Party B’s indication of interest with the Company Board. The Company Board then met in executive session with Centerview and without members of management of the Company, and discussed with Centerview the Company’s profile as an acquisition target and the financial modeling work that management of the Company was preparing with the assistance of Centerview. The Company Board discussed and again determined that the Company should not engage in discussions with Party B, for, among other reasons, the valuation proposed by Party B, Party’s B’s business profile, the stock-for-stock nature of the proposed consideration, the demand for exclusivity and the Company’s corporate priority to finalize the settlement of the Andromeda-related litigation.

On February 3, 2015, Mr. Santel communicated to the Chief Executive Officer of Party B that the Company Board had met and decided not to engage with Party B at that time. Mr. Santel also informed Party B’s Chief Executive Officer that the Company was attending to several initiatives and that he would contact Party B in late February or early March.

On February 5, 2015, Robert Carey, Horizon’s Executive Vice President and Chief Business Officer spoke by telephone with Mr. Santel, who agreed during the call to meet with Timothy P. Walbert, Horizon’s Chairman of the Board, President and Chief Executive Officer, and Mr. Carey in New York City the following week. They also discussed issues that previously had been publicly disclosed related to the Company’s intellectual property and existing litigation.

On February 11, 2015, Mr. Santel and Jeffrey Farrow, the Company’s Chief Financial Officer, met with Mr. Walbert and Mr. Carey in New York City. During the meeting, Mr. Walbert and Mr. Carey informed Mr. Santel and Mr. Farrow that Horizon would have an interest in acquiring the Company. Mr. Santel informed Mr. Walbert and Mr. Carey that the Company had not initiated a formal sale process.

On February 17, 2015, the Company announced the settlement of the Andromeda-related litigation.

On February 26, 2015, the Chief Operating Officer of Party C called Mr. Santel to request that Mr. Santel meet with the Chief Executive Officer of Party C at the upcoming Cowen Group Health Care Conference in Boston, Massachusetts. Mr. Santel agreed to meet.

On March 3, 2015, Mr. Santel met with the Chief Executive Officer of Party C at the Cowen Group Health Care Conference in Boston, Massachusetts. The Chief Executive Officer of Party C expressed Party C’s interest in possibly acquiring the Company. Mr. Santel informed Party C’s Chief Executive Officer that he would inform the Company Board of Party C’s interest. The Chief Executive Officer of Party C requested that Mr. Santel notify him if the Company commenced a strategic transaction process.

On March 5, 2015, Mr. Walbert and Mr. Carey called Mr. Santel and conveyed Horizon’s non-binding proposal to acquire the Company at a price of $42.00 to $45.00 per Share in cash. After the call, Mr. Carey sent an email to Mr. Santel attaching a written non-binding indication of interest confirming Horizon’s proposal of $42.00 to $45.00 per Share in cash together with a letter from Jefferies indicating that it was confident that financing could be arranged for Horizon’s proposal, subject to certain specified conditions. Horizon expressed that it had spent considerable effort in reviewing the Company, would move quickly to consummation of a transaction and would be in a position to execute a definitive agreement with the Company in no more than three weeks. Later that evening, Mr. Santel informed Mr. Carey that a meeting of the Company Board would be convened to consider the non-binding proposal from Horizon. Thereafter, Mr. Santel canvassed members of the Company Board who agreed that the Company should begin negotiating a confidentiality agreement with Horizon, prepare a due diligence data room and formulate a due diligence schedule with Horizon. On March 5, 2015, the last reported sales price of the Company’s Common Stock reported on NASDAQ was $29.80 per Share.

On March 6, 2015, the Chief Financial Officer of another pharmaceutical company (“Party “D”) left Mr. Santel a voicemail message requesting that Mr. Santel telephone him.

Between March 6, 2015 and March 8, 2015, representatives from Shearman & Sterling and representatives from Cooley LLP, counsel to Horizon (“Cooley”), negotiated a confidentiality agreement between the Company and Horizon Pharma plc. The Confidentiality Agreement between Horizon Pharma plc and the Company was executed on March 8, 2015.

Consistent with prior communications, Mr. Santel called the Chief Executive Officer of Party B on March 11, 2015 to inform him that the Company’s position on Party B’s most recent letter dated January 21, 2015 remained unchanged, and noted that the Company’s stock price had increased from the date of Party B’s prior indication of interest.

Between March 11, 2015 and March 13, 2015, representatives of Covington & Burling LLP, intellectual property counsel to the Company, and Global Patent Group, LLC and Green Griffith & Borg-Breen LLP, intellectual property counsel to Horizon, together with representatives from the Company and Horizon, had diligence calls and held an in-person meeting in Washington, DC regarding the Company’s intellectual property and existing patent litigation.

On March 14, 2015 Mr. Carey informed Mr. Santel that Horizon had not identified any material concerns related to the Company’s intellectual property for RAVICTI® and requested a telephone call with Mr. Santel to discuss next steps.

Later on March 14, 2015, Mr. Walbert and Mr. Carey spoke with Mr. Santel on the telephone. Mr. Santel confirmed that the Company Board was scheduled to meet on March 19, 2015 to consider Horizon’s proposal and any other matters then relevant. Mr. Santel also informed them that the Company intended to retain Centerview as its financial advisor regarding any strategic transaction and the Company planned to open its electronic data room to Horizon on March 20, 2015. Mr. Santel proposed that the Company hold an in-person due diligence meeting and management presentation with Horizon on March 27, 2015. Further, Mr. Santel proposed that Jeffrey W. Sherman, M.D., FACP, Horizon’s Executive Vice President and Chief Medical Officer discuss further aspects of the clinical implications of the issued patents covering RAVICTI® with Dr. Scharschmidt, M.D., the Company’s Senior Vice President and Chief Medical and Development Officer.

On March 15, 2015, the Company held a telephonic Company Board meeting, which was also attended by representatives from Shearman & Sterling and Centerview. At the meeting, Mr. Santel reviewed with the Company Board the current status of diligence and discussions with Horizon. The Company Board also continued its discussion of Horizon’s proposal and the manner in which to respond to the proposal. Representatives from Shearman & Sterling reviewed with the Company Board its fiduciary duties and the possible manner in which a transaction process could be conducted. The representatives from Centerview then reviewed a proposal for contacting potentially interested strategic parties, including Party C and Party D. The list of other parties did not include financial buyers. After discussion, the Company Board approved the decision and manner in which to contact the list of companies discussed, and Centerview was then excused from the meeting. The representatives from Shearman & Sterling and the Company Board then reviewed the proposed terms of the engagement letter with Centerview. After discussion, the Company Board approved the terms of the engagement letter with Centerview. After the meeting and consistent with the Board’s instructions, representatives from Centerview contacted representatives of four additional parties regarding a possible interest in a transaction with the Company, including Party C and Party D (but excluding Parties A and B in light of their respective perceived inability to compete with Horizon’s proposal in terms of value, certainty or timing).

On March 16, 2015, Dr. Sherman held a telephone call with Dr. Scharschmidt to discuss clinical practices related to fasting ammonia levels in patients with urea cycle disorders.

Also the same day, Mr. Santel requested that representatives of Jefferies confirm that Horizon had not changed its price range based on its intellectual property due diligence, and representatives of Jefferies reaffirmed Horizon’s $42.00-$45.00 per Share price range as instructed by Horizon.

The Company executed an engagement letter with Centerview on March 17, 2015.

On March 17, 2015, representatives from Shearman & Sterling sent an initial draft confidentiality agreement, through representatives of Centerview, to representatives of counsel to Party C. Representatives from Shearman & Sterling and representatives from counsel to Party C exchanged comments on the draft confidentiality agreement from March 17, 2015 until March 23, 2015 when Party C withdrew from the process as discussed below.

On March 17, 2015, representatives from Shearman & Sterling sent an initial draft confidentiality agreement, through representatives of Centerview, to representatives of counsel to Party D. Representatives from Shearman & Sterling and representatives from counsel to Party D exchanged comments on the draft confidentiality agreement from March 17, 2015 until its execution on March 20, 2015.

On March 19, 2015, the Company held a Company Board meeting, which was also attended by representatives from Shearman & Sterling and Centerview. At the meeting, Mr. Santel reviewed with the Company Board the current status of diligence and discussions with Horizon. Representatives from Shearman & Sterling reviewed with the Company Board its fiduciary duties, including its duties regarding conducting a process with a view towards obtaining the best reasonably available value for the Company’s stockholders, and discussed the terms of the form of merger agreement, including the proposed transaction structure, that was to be provided to Horizon and other interested parties, if any, that submitted proposals. Representatives of Centerview reported that of the four parties it contacted at the Company Board’s request, two of the parties declined to engage in the process and that Party C and Party D indicated an interest in participating in the process. At an executive session at the end of this meeting, the Company Board also discussed the recent significant increase in the Company’s stock price (the Company’s closing stock price on March 19, 2015 was $39.64 per Share, which represented a 33% increase since the Company’s receipt of the March 5th Horizon proposal), the increase in the price targets for the Company’s Common Stock of certain sell-side analysts covering the Company and the possibility that a potential transaction might be agreed upon at a relatively low premium to the Company’s then-current trading price. As a result of this discussion, the Company Board determined that it would be advisable to receive two opinions with respect to the consideration to be received by the Company’s stockholders in the event of a transaction and authorized management to contact Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) regarding its possible rendering of such an opinion.

On March 19, 2015, representatives of Jefferies and Citi, financial advisors to Horizon, called representatives of Centerview to discuss the outcome of the Company Board meeting. Centerview confirmed that the Company intended to open its electronic data room the following day and that Shearman & Sterling would send a draft of the merger agreement to Horizon and Cooley the following day. The parties confirmed the management presentation scheduled for March 27, 2015 at the offices of Shearman & Sterling in San Francisco, California.

Later on March 19, 2015, the Company provided Horizon and its legal and financial advisors access to an electronic data room.

The Company and Party D executed a confidentiality agreement on March 20, 2015, and representatives of Party D and its legal and financial advisors were given access to the electronic data room. Between March 20, 2015 and March 25, 2015, Party D conducted diligence, including numerous telephonic diligence calls between representatives of Party D and the Company and its representatives regarding, among other things, the Company’s intellectual property, existing litigation, clinical trials, regulatory, manufacturing, scientific and other diligence items.

On March 20, 2015, management of the Company called a representative of Houlihan Lokey to inquire about engaging Houlihan Lokey to render an opinion to the Company Board if a transaction with Horizon or another party were to occur.

On March 20, 2015, representatives from Shearman & Sterling sent an initial draft of the merger agreement to representatives from Cooley.

On March 23, 2015, Party C withdrew from participating in the process, citing, among other reasons, valuation, and the confidentiality agreement as negotiated between the Company and Party C was never executed. The Company’s closing stock price on March 23, 2015 was $41.39 per Share, which represented a 38.9% increase since the Company’s receipt of Horizon’s March 5th proposal.

On the same day, the Chief Executive Officer of Party B called Mr. Santel to inquire whether the Company was conducting a transaction process. Mr. Santel communicated that he could not comment on non–public information or a transaction process, but invited the Chief Executive Officer of Party B to contact Centerview.

On March 24, 2015, representatives from the Company held telephonic diligence calls with representatives from Party D regarding the Company’s intellectual property.

Representatives from Cooley sent a revised draft of the merger agreement to representatives from Shearman & Sterling on March 24, 2015. Between March 24, 2015 and March 29, 2015, representatives of Shearman & Sterling and Cooley negotiated the terms of the merger agreement, including termination and reverse termination fee provisions, representations and warranties, covenants and provisions relating to debt financing.

On March 25, 2015, representatives from Cooley circulated an initial draft of the tender and support agreement to representatives from Shearman & Sterling.

On March 25, 2015, in-person meetings between senior management, counsel, and other advisors of Party D, and senior management, counsel and other advisors to the Company were held at Shearman & Sterling’s offices in San Francisco. On March 26, 2015, the Chief Financial Officer of Party D, citing valuation and timing issues, informed Mr. Santel that Party D would not be making a proposal regarding a potential transaction with the Company.

On March 25, 2015, a representative of Centerview and an executive at Party B had a teleconference and discussed Party B’s prior proposal for a stock-for-stock combination valued in the range of $30.00 to $34.00 per Share which was materially lower than the current market value per share of the Company. The representative of Centerview informed Party B to consider making a revised proposal and advised the executive that if Party B wished to do so, it should do so quickly.

On March 27, 2015, in-person meetings between senior management, counsel, and other advisors of Horizon, and senior management, counsel and other advisors to the Company were held at Shearman & Sterling’s offices in San Francisco. During the meeting, the Company made a management presentation and the parties discussed remaining business due diligence matters.

After these meetings on March 27, 2015, Mr. Walbert, Mr. Carey, Paul W. Hoelscher, Horizon’s Executive Vice President and Chief Financial Officer, and Horizon’s financial advisors met with Mr. Santel, Mr. Farrow and representatives of Centerview. During this meeting, Mr. Carey communicated that Horizon had completed its due diligence and was proposing a purchase price of $44.00 per Share in cash and that Citi and Jefferies expected to provide committed financing for the proposed transaction. Mr. Santel indicated that he would take Horizon’s proposal to the Company’s Board for consideration at a Company Board meeting scheduled for the morning of March 28, 2015. Later that day, representatives of Shearman & Sterling sent representatives of Cooley an initial draft of the Company’s disclosure letter to the merger agreement.

A telephonic meeting of the Company Board was held on March 28, 2015 to consider the proposed transaction with Horizon. At the request of the Company Board, representatives from Shearman & Sterling, Centerview and Houlihan Lokey were present at the meeting. Representatives from Shearman & Sterling reviewed the terms of the draft merger agreement, including the financing related covenants, tender conditions and reverse termination fee related provisions, the status of negotiations, the outstanding issues and the Company Board’s fiduciary duties in connection with its evaluation of the proposed transaction. At the request of the Company Board, representatives from Centerview reviewed and discussed their financial analyses with respect to the Company and the proposed transaction with Horizon. The Company Board instructed representatives of Centerview to inform Horizon that the Company Board would not support a transaction at $44.00 per Share, and to inform Horizon to submit its best price.

On March 28, 2015, following the meeting of the Company Board, representatives of Centerview held a call with representatives of Jefferies and Citi and indicated that the Company Board would not approve a transaction with Horizon unless Horizon raised its price above $44.00 per Share and requested Horizon’s best price. Representatives of Jefferies and Citi subsequently called representatives of Centerview and conveyed, at Horizon’s request, Horizon’s revised final proposal of $46.00 per Share, subject to the Company Board’s acceptance of Horizon’s proposal by March 29, 2015 and execution of a definitive agreement. Centerview undertook to convey the revised price and timing to the Company Board. After representatives of Centerview relayed the revised proposal to Mr. Santel, Mr. Santel spoke with all but one of the directors of the Company Board throughout the day on March 28, 2015 on an individual basis to communicate the updated proposal from Horizon.

On March 28, 2015 and through the late night on March 29, 2015, representatives from Cooley and Shearman & Sterling exchanged multiple drafts of the merger agreement and the related Company disclosure letter and engaged in negotiations relating to the merger agreement. Representatives of Cooley also shared with representatives of Shearman & Sterling drafts of the debt commitment letter that Horizon was negotiating relating to the financing of a portion of the proposed transaction.

On March 29, 2015, Mr. Santel spoke with the remaining director of the Company Board to inform such director of Horizon’s increased proposed purchase price of $46.00 per Share in cash.

A telephonic meeting of the Company Board was held at 3:00 pm Pacific Time on March 29, 2015 to consider the proposed transaction with Horizon. At the request of the Company Board, representatives from Shearman & Sterling, Centerview and Houlihan Lokey were present at the meeting. Representatives from Shearman & Sterling reviewed the status of negotiations, the outstanding issues with respect to the draft of the merger agreement, the form of tender and support agreement, the debt commitment letter and the Board’s fiduciary duties in connection with its evaluation of the proposed transaction. At the request of the Company Board, representatives from Houlihan Lokey then reviewed and discussed its financial analyses with respect to the Company and the proposed transaction. Following further review and discussion of the proposed transaction, the Company Board resolved to hold an additional meeting at 10:00 pm Pacific Time in order to give the members of the Company Board additional time to review and consider the legal and financial information and analyses reviewed and discussed with the Company Board.

At 10:00 pm Pacific Time on March 29, 2015, the Company Board, with the assistance of the Company’s legal and financial advisors, engaged in further review and discussion regarding the proposed transaction with Horizon. Representatives from Shearman & Sterling reviewed the status of negotiations, the outstanding issues with respect to the merger agreement and other documents and the Company Board’s fiduciary duties in connection with its evaluation of the proposed transaction. After discussion, representatives of Centerview rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated that date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview and described in its written opinion, the $46.00 per Share consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Thereafter, at the request of the Company Board, Houlihan Lokey verbally rendered its opinion to the Company Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Company Board dated March 29, 2015) as to, as of such date, the fairness, from a financial point of view, to the holders of Shares other than Parent, Purchaser and their respective subsidiaries, which Houlihan Lokey referred to as the “Unaffiliated Stockholders”, of the consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger taken together, which Houlihan Lokey referred to as the Transaction, pursuant to the Merger Agreement. For additional information regarding Centerview’s and Houlihan Lokey’s opinions, please see below under the headings “—Opinion of Centerview” and “—Opinion of Houlihan Lokey,” respectively. Mr. Healy, chairman of the Company Board then asked for Mr. Santel’s and each other director’s view of the proposed transaction. The directors then again discussed and considered the proposed transaction with Horizon. Thereafter, the Company Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein; (iii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL; and (iv) unanimously resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

Later that night, Parent, Purchaser and the Company executed and delivered the Merger Agreement, Parent, Purchaser, and the Principal Stockholders executed and delivered the Tender and Support Agreement, and all parties required to execute the Debt Commitment Letter so executed and delivered the Debt Commitment Letter. The Company and Parent issued a joint press release announcing the execution of the Merger Agreement on March 30, 2015 prior to the opening of trading on NASDAQ.

On April 9, 2015, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management, Shearman & Sterling, Centerview and Houlihan Lokey and considered and analyzed a wide and complex range of factors. The Company Board also consulted with Shearman & Sterling regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements.

The Company Board believed the following material factors and benefits supported its unanimous determination and recommendation:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the Company’s business, financial condition and results of operations, as well as its long-range plan. The Company Board considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of the Company executing on its long-range plan if it remained independent. These risks and uncertainties included risks relating to the Company’s ability to continue to grow its revenues and to maintain sales of its RAVICTI® and BUPHENYL® products, the Company’s ability to maintain patent coverage for its commercial products, including risks related to pending and any future Paragraph IV challenges to RAVICTI® by a generic drug manufacturer, patent re-examinations and the risk of generic products competing with the Company’s products earlier than anticipated, the competitive nature of the Company’s industry and target markets, the Company’s financial resources relative to its competitors, the potential impact on its business of government healthcare reform, and general risks and market conditions that could reduce the market price of the Shares.

•	Transaction Financial Terms. The Company Board considered the relationship of the Offer Price to the historical market prices of the Common Stock, and expectations regarding expected trading prices if the Company remained an independent company. The Company Board considered that the Offer Price of $46.00 per Share represents a premium of (a) 7.6% compared to the closing price of the Common Stock on March 27, 2015, (b) 27.3% compared to the average closing sales price of the Common Stock of $36.14 per Share over the one-month period ended March 27, 2015 and (c) 58% compared to the average closing sales price of the Common Stock of $29.11 per Share over the three-month period ended March 27, 2015.

•	Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board believed this certainty of value was compelling compared to the long -term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•

Potential Strategic Alternatives. The Company Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered the possibility that Parent could withdraw its proposal if the Company delayed in proceeding with Parent’s offer.

•	Results of Process Conducted. The Company Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s senior management and representatives of Centerview, to solicit proposals for alternative transactions, the resulting discussions and negotiations, and the fact that none of these discussions or negotiations resulted in a superior proposal. The Company Board also considered the ability of other bidders to make proposals at higher prices per Share than the Offer Price.

•	Reasonably Obtainable Value. The Company Board believed that the Offer Price of $46.00 per Share represented the best value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with Horizon, a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company and discussions with Centerview and the view expressed by Centerview that there was a low likelihood of any identified other potential parties having the ability or willingness to offer $46.00 or more per Share. The Company Board believed, based on these negotiations, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree.

•	Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the Transaction, including the structure of the Transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board also believed the Transaction was unlikely to be delayed by antitrust review. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Horizon. The Company Board considered the business reputation, management and financial resources of Horizon, including the financing commitment Parent obtained from Citi and Jefferies with respect to the Transaction.

•	Opinions of the Company’s Financial Advisors. The Company Board considered the opinion of Centerview dated March 29, 2015, and oral presentation to the Company Board as to the fairness, from a financial point of view and as of such date, of the $46.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of the Common Stock, noting in its consideration that the opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview as more fully described under the caption “Opinions of the Company’s Financial Advisors.” The Company Board also considered the financial analysis reviewed by Houlihan Lokey with the Company Board as well as the oral opinion of Houlihan Lokey rendered to the Company Board on March 29, 2015 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Company Board dated March 29, 2015), as to, as of such date, the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by such holders in the Transaction pursuant to the Merger Agreement.

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders. In particular:

•	Financing. The Company Board considered that Parent had obtained a financing commitment from Citi and Jefferies to provide funding for the Offer and the Merger.

•	Change in Recommendation/Termination Right to Accept Superior Proposals. The Company Board considered that, in the event the Company receives a superior acquisition proposal from a third party, the Company Board may effect a change in the Company Board recommendation as described in the Merger Agreement if the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and the Company Board concludes in good faith, after consultation with the Company’s financial advisor, that the acquisition proposal constitutes a superior proposal. The Company may terminate the Merger Agreement subject to the terms and conditions set forth in the Merger Agreement (including certain notice and match rights) if the Company receives an acquisition proposal that the Company Board concludes in good faith, after consultation with the Company’s financial advisors, constitutes a superior proposal and the Company Board concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be inconsistent with its fiduciary duties under applicable law.

•	Change in Recommendation/Termination Right Following Change in Circumstance. The Company Board considered that, in the event of a change in circumstance as defined in the Merger Agreement, the Company Board may effect a change in the Company Board recommendation pursuant to the terms set forth in the Merger Agreement if the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•	Termination Fee. The Company Board was of the view that the $35 million termination fee payable by the Company to Parent if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement was reasonable, and would not likely deter competing bids.

•	Extension of Offer Period. The Company Board considered that, so long as the Merger Agreement has not been terminated, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•	Outside Date. The Company Board considered the fact that the outside closing date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer.

•	Reverse Termination Fee. The Company Board considered the Company’s right to receive a $75 million termination fee payable by Parent to the Company if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement and considered the Company’s ability to seek specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, in certain circumstances, thereby ensuring that the Company has appropriate remedies in the event Parent and Purchaser failed to comply with their obligations under the Merger Agreement.

•	Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that provided that various changes, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent and Purchaser to elect not to consummate the Offer.

•	Appraisal Rights: The Company Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures for demanding appraisal under the DGCL.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, including potential growth from sales of RAVICTI® and BUPHENYL®.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with its customers, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course substantially consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these terms of the Merger Agreement may limit the Company’s ability to pursue business opportunities that it might otherwise pursue.

•	No Solicitation and Termination Fee. The Company Board considered the restrictions that the Merger Agreement would impose on the Company actively soliciting competing bids, and the Company’s obligation to pay a termination fee of $35 million to Parent in certain circumstances, and the potential effect of such termination fee in deterring other potential bidders from proposing alternative transactions.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and stock price, and the Company’s ability to attract and retain key management, sales and marketing, scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including Parent’s access to debt financing required for the consummation of the Offer and that Parent or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied.

•	Potential Conflicts of Interest. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinions of the Company’s Financial Advisors

Opinion of Centerview

The Company retained Centerview as financial advisor to the Company Board in connection with the Merger Agreement and the Transaction. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of shares of Common Stock (other than shares held by the Company (including those held in the Company’s treasury), shares held by Parent, Purchaser or any subsidiary of Parent, shares held by stockholders who have properly exercised and perfected dissenters’ rights under the DGCL and shares held by any affiliate of Parent, which are collectively referred to as “Excluded Shares”) of the $46.00 per share consideration (the “Consideration”) proposed to be paid to such holders pursuant to the Merger Agreement.

On March 29, 2015, representatives from Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 29, 2015, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview described in its written opinion, the consideration to be paid to the holders of Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Common Stock.

The full text of Centerview’s written opinion, dated March 29, 2015, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Common Stock (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender shares in connection with the Offer, or how such stockholder or other person should otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated March 29, 2015 (the “Draft Merger Agreement”);

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 (as amended);

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis (the “Management Case”), and which are collectively referred to as the “Internal Data” (for further discussion of the Management Case, see “Item 4. The Solicitation or Recommendation—Certain Projections”).

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Management Case) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the shares (other than Excluded

Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement (including the Tender and Support Agreements) or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender shares in connection with the offer, or how such stockholder or other person should otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated March 29, 2015. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 27, 2015 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted outstanding Company shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, or RSUs, and other equity awards and convertible securities) based on information provided by the Company.

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information of the Company to corresponding financial information of the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	Aegerion Pharmaceuticals Inc.

•	AMAG Pharmaceuticals, Inc.

•	Corcept Therapeutics Inc.

•	Horizon Pharma plc

•	Raptor Pharmaceutical Corp.

•	ThromboGenics NV

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

Centerview calculated and compared financial multiples for the selected comparable companies based on publicly available information it obtained from SEC filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research, and closing stock prices on March 27, 2015 (the last full trading day prior to the delivery by Centerview of its opinion to the Company Board). With respect to each of the selected comparable companies, Centerview calculated enterprise value (calculated as the equity value (taking into account outstanding in-the-money options, restricted stock units and other equity awards and convertible securities) plus the book value of debt less cash equivalents) as a multiple of the consensus estimated or Wall Street research analyst estimated revenues for calendar years 2015 and 2016 and earnings per share, or EPS (a ratio commonly referred to as price to earnings ratio, or P/E), for calendar year 2016.

The results of this analysis are summarized as follows:

	Revenue Multiple		EPS Multiple
	2015E	2016E	2016E
75th Percentile	8.7x	7.1x	25.9x
Median	6.6x	5.5x	17.9x
25th Percentile	5.2x	4.4x	13.0x

Companies that had an EPS multiple greater than 40x were excluded from the applicable summary statistic above as outliers.

Based on the foregoing, Centerview applied a valuation range of 5.2x to 8.7x, representing the 25th and 75th percentiles, respectively, of estimated 2015 revenue multiples derived from the selected comparable companies, to the Company’s projected calendar year 2015 revenue of $126 million, based on the Management Case, which resulted in an implied per share equity value range for the Common Stock of approximately $34.40 to $52.50. Centerview also applied a range of 4.4x to 7.1x, representing the 25th and 75th percentiles, respectively, of estimated calendar year 2016 revenue multiples derived from the selected comparable companies, to the Company’s projected calendar year 2016 revenue of $146 million, based on the Management Case, which resulted in an implied per share equity value range for the Common Stock of approximately

$33.90 to $50.10. Centerview also applied a range of 13.0x to 25.9x, representing the 25th and 75th percentiles, respectively, of estimated 2016 EPS multiples derived from the selected comparable companies, to the Company’s estimated calendar year 2016 EPS of $1.53 per share, based on the Management Case, which resulted in an implied per share equity value range for Common Stock of approximately $19.80 to $39.50. Centerview compared these ranges to the Consideration of $46.00 per share to be paid to the holders of shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction. These transactions were:

Date Announced	Target	Acquiror
03/05/15	Ikaria, Inc.	Mallinckrodt plc
10/09/14	Auxilium Pharmaceuticals, Inc.	Endo International plc
10/06/14	Durata Therapeutics, Inc.	Actavis plc
09/29/14	Lumara Health Inc.	AMAG Pharmaceuticals, Inc.
02/11/14	Cadence Pharmaceuticals, Inc.	Mallinckrodt plc
12/19/13	Gentium S.p.A	Jazz Pharmaceuticals plc
11/07/13	Santarus, Inc.	Salix Pharmaceuticals Ltd.
11/05/13	Paladin Labs Inc.	Endo International plc
07/30/13	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals, Inc.
04/29/13	Actient Holdings LLC	Auxilium Pharmaceuticals, Inc.
04/03/13	Obagi Medical Products, Inc.	Valeant Pharmaceuticals International, Inc.
04/26/12	EUSA Pharma Inc.	Jazz Pharmaceuticals plc
03/26/12	ISTA Pharmaceuticals, Inc.	Bausch & Lomb Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the transaction. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from SEC filings, relevant press releases, FactSet, Bloomberg and Wall Street research. Using publicly available information, Centerview calculated, for each selected transaction, the enterprise value (calculated as the equity value (taking into account outstanding in-the-money options, RSU, and other equity awards and convertible securities) plus the book value of debt less cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s next-twelve months, or NTM, estimated revenues, at the time of the transaction announcement.

The results of this analysis are summarized as follows:

Trans. Value/NTM Revenues
75th Percentile	5.8x
Median	4.8x
25th Percentile	3.8x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied an illustrative range of NTM revenues multiples of 3.8x to 5.8x, respectively, of estimated NTM revenue multiples derived from the precedent transactions, to the Company’s estimated NTM revenue (calculated as 75% of the Company’s 2015 revenue plus 25% of 2016 revenue) of $131 million, as set forth in the Management Case, which resulted in an implied per share equity value range for the Common Stock of approximately $28.00 to $38.70. Centerview compared this range to the Consideration of $46.00 per share to be paid to holders of shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Management Case. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Centerview calculated a range of illustrative equity values for the Company by (a) discounting to present value as of March 31, 2015, using discount rates ranging from 10% to 12% (reflecting Centerview’s analysis of Hyperion’s weighted average cost of capital), using the mid-year convention: (i) the forecasted fully-taxed unlevered free cash flows of the Company during the period beginning on April 1, 2015 and ending on December 31, 2033 calculated based on the Management Case and (ii) a range of illustrative terminal values of the Company as of December 31, 2033 calculated by Centerview applying to the Company’s fully-taxed unlevered free cash flows for the terminal year perpetuity growth rates ranging from -80% to -60% and (b) adding to the foregoing results (i) $15 million, representing the present value of Hyperion’s estimated federal net operating loss carryforwards and orphan drug tax credits as provided to Centerview by the Company’s management and (ii) Hyperion’s estimated net cash balance of $135 million as of March 31, 2015, as provided by management of Hyperion. Centerview divided the result of the foregoing calculations by Hyperion’s fully diluted outstanding shares, calculated as described above, to derive an implied per share equity value range of approximately $33.40 to $37.40 per share. Centerview compared this range to the consideration of $46.00 per share to be paid to holders of shares (other than Excluded Shares) pursuant to the Merger Agreement.

Centerview also performed the foregoing analysis utilizing a sensitivity based on a more conservative pricing model for RAVICTI® than that used in the Management Case (the “RAVICTI® Pricing Sensitivity”), the 2032 LOE Case (as defined below in “—Certain Projections”) and a sensitivity based on an assumption the Company loses exclusivity with respect to RAVICTI® in 2024, with accompanying decline in revenue (the “2024 LOE Sensitivity”). This analysis indicated overall implied per share equity value reference ranges of approximately $28.10 to $31.20 for RAVICTI® Pricing Sensitivity, $36.50 to $41.70 for the 2032 LOE Case, and $28.10 to $30.80 for the 2024 LOE Sensitivity, respectively. Centerview compared these range to the Consideration of $46.00 per share to be paid to holders of shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•	historical closing trading prices of the Common Stock during the 12-month period ended March 27, 2015 (the last full trading day prior to the delivery by Centerview of its opinion to the Company Board), which reflected low and high stock trading prices for Hyperion during such period of $20.40 to $43.56 per share; and

•	stock price targets for the Common Stock in publicly available Wall Street research analyst reports as of March 27, 2015 (the last full trading day prior to the delivery by Centerview of its opinion to the Company Board ), which indicated low and high stock price targets of $35.00 and $52.00 per share, respectively.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of Hyperion with respect to the Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Hyperion and Horizon and was approved by the Company Board. Centerview provided advice to Hyperion during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Hyperion or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not provided investment banking or other services to the Company, Parent or Purchaser for which it has received any compensation. Centerview may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the transaction.

The Company Board selected Centerview as its financial advisor in connection with the transaction based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $16.1 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $14.6 million of which is payable contingent upon consummation of the transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Houlihan Lokey

On March 29, 2015, Houlihan Lokey verbally rendered its opinion to the Company Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Company

Board dated March 29, 2015), as to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by such holders in the Transaction pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was directed to the Company Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by such holders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex II to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Company Board, the Company, any security holder of the Company or any other party as to whether or not to tender any shares of the Common Stock pursuant to the Offer, how to act or vote with respect to any matter relating to the Merger, the Transaction or otherwise.

In arriving at its opinion, Houlihan Lokey, among other things:

1.	reviewed an execution version, dated as of March 29, 2015, of the Merger Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including the Management Case, estimates of the Company’s net operating loss tax carryforwards (“NOLs”), and the Company’s methodology for estimating the Company’s ability to utilize such NOLs to achieve future tax savings on a standalone basis (the “Estimated NOL Tax Savings Methodology”);

4.	spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that (a) the Management Case was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial results and condition of the Company; and (b) the NOLs were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the amount of such NOLs.

Houlihan Lokey expressed no opinion with respect to the Management Case, the NOLs, the Estimated NOL Tax Savings Methodology, or the assumptions on which they were based. With the consent of Company management, Houlihan Lokey applied the Estimated NOL Tax Savings Methodology to the NOLs and incorporated the resulting projected tax savings utilizing information provided by management of the Company in its analyses of the future cash flows of the Company. Houlihan Lokey also relied upon, without independent verification, the assessments of the management of the Company as to the Company’s existing and future technology, products, and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the validity and life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and Houlihan Lokey assumed, at the Company’s direction, that there would be no developments with respect to any such matters that would be material to Houlihan Lokey’s analyses or opinion. Houlihan Lokey relied upon and assumed, without independent verification, that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the version of the Merger Agreement identified above.

Houlihan Lokey relied upon and assumed, without independent verification, that, except as would not be material to it analyses or opinion, (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction would be satisfied without waiver thereof, and (d) the Transaction would be consummated in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transaction would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to Houlihan Lokey’s analyses or opinion.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been be a party or was or may have been be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been be a party or was or may have been be subject. Houlihan Lokey did not express any opinion as to the outstanding litigation or investigations relating to the Company, as to which Houlihan Lokey understood that the Company conducted such diligence and other investigations, and obtained such advice from qualified professionals, as it deemed necessary. With respect to such litigation or investigations relating to the Company, the Company instructed Houlihan Lokey to solely rely upon the assessment and judgment of the management and counsel of the Company and to assume that none of such litigation or investigations relating to the Company or the results thereof would be material to Houlihan Lokey’s analyses or opinion.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Company Board or any other party with respect to alternatives to the Transaction. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which the Common Stock may be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Company Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without Houlihan Lokey’s prior written agreement or consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Company Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise. Houlihan Lokey has consented to the inclusion of its opinion as Annex II to this Schedule 14D-9.

Houlihan Lokey’s opinion only addressed the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by such holders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the consideration to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that may have been available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the consideration or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Company Board, on the assessments by the Company Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Transaction or otherwise.

In preparing its opinion to the Company Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Transaction and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Management Case and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Company Board in evaluating the proposed Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the consideration or of the views of the Company Board or management with respect to the Transaction or the consideration. The type and amount of consideration payable in the Transaction were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Company Board on March 29, 2015. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including enterprise value. Enterprise value refers to, generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of debt outstanding, preferred stock and non-controlling interests, and less the amount of cash and cash equivalents on its balance sheet.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Common Stock and the common stock of the selected companies listed below as of March 27, 2015, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the

Management Case. The estimates of the future financial performance of the selected companies listed below and the target companies in the selected transactions listed below were based on publicly available research analyst estimates for those companies and target companies.

For purposes of its analyses, net revenue for the Company refers to product revenues from the sale of RAVICTI® and BUPHENYL® net of sales returns, co-pay assistance and estimated product sales allowances including government rebates, chargebacks, prompt-payment discounts and distributor fees.

Selected Companies Analysis.

Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The selected companies considered by Houlihan Lokey included pharmaceutical companies with a focus on orphan drugs with a limited pipeline of potential new products and pharmaceutical companies with a focus on orphan drugs with a broader pipeline of potential new products.

The financial data reviewed included:

•	Enterprise value as a multiple of fiscal year 2014 net revenue, or “FY 2014 Net Revenue”;

•	Enterprise value as a multiple of estimated fiscal year 2015 net revenue, or “FY 2015E Net Revenue”;

•	Enterprise value as a multiple of estimated fiscal year 2016 net revenue, or “FY 2016E Net Revenue”; and

•	Enterprise value as a multiple of estimated fiscal year 2017 net revenue, or “FY 2017E Net Revenue.”

The selected companies and the low, high, median and mean multiples for the selected companies were:

Orphan Focus/Limited Pipeline:

Aegerion Pharmaceuticals, Inc.

AMAG Pharmaceuticals, Inc.

Corcept Therapeutics Incorporated

Horizon Pharma plc

Orphan Focus/Broader Pipeline

Alexion Pharmaceuticals, Inc.

BioMarin Pharmaceutical Inc.

Jazz Pharmaceuticals plc

Raptor Pharmaceutical Corp.

Shire plc

Enterprise Value / Net Revenue
	FY 2014		FY 2015E		FY 2016E		FY 2017E
Orphan Focus/Limited Pipeline:
Low	6.34x	[1]	4.78x	[1]	3.80x		3.20x
High	9.09x	[1]	6.45x	[1]	9.23x		7.21x
Median	8.09x	[1]	5.44x	[1]	5.00x		4.30x
Mean	7.84x	[1]	5.56x	[1]	5.76x		4.75x
Orphan Focus/Broader Pipeline:
Low	7.62x	[2]	7.18x	[3]	6.49x	[4]	5.83x
High	10.06x	[2]	9.58x	[3]	10.76x	[4]	15.14x
Median	8.84x	[2]	8.66x	[3]	7.50x	[4]	6.60x
Mean	8.84x	[2]	8.47x	[3]	8.06x	[4]	8.62x

1.	Excludes Corcept Therapeutics Incorporated due to its higher projected revenue growth rate.
2.	Excludes Alexion Pharmaceuticals, Inc., BioMarin Pharmaceutical Inc. and Raptor Pharmaceutical Corp. due to their higher projected revenue growth rates.
3.	Excludes Alexion Pharmaceuticals, Inc. and BioMarin Pharmaceutical Inc. due to their higher projected revenue growth rates.
4.	Excludes BioMarin Pharmaceutical Inc. due to its higher projected revenue growth rate.

No company or business used in Houlihan Lokey’s selected companies analysis for comparative purposes is identical to the Company and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected companies analysis and, based on discussions with the Company management, the Company’s limited pipeline of potential new products, Houlihan Lokey applied multiple ranges of 6.50x to 7.50x to the Company’s FY 2014 Net Revenue, 5.75x to 6.75x to the Company’s FY 2015E Net Revenue, 5.00x to 6.00x to the Company’s FY 2016E Net Revenue, and 4.00x to 5.00x to the Company’s FY 2017E Net Revenue. The selected companies analysis indicated implied value reference ranges per share of the Common Stock of $37.89 to $42.81 based on FY 2014 Net Revenue, $37.27 to $42.69 based on FY 2015E Net Revenue, $37.50 to $43.74 based on FY 2016E Net Revenue, and $34.97 to $42.07 based on FY 2017E Net Revenue, as compared to the consideration in the Offer and the Merger of $46.00 per share of the Common Stock.

Selected Transactions Analysis.

Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of reported net revenue for the last twelve months prior to announcement of the transaction, or “LTM Net Revenue”; and

•	Enterprise value as a multiple of net revenue for the next fiscal year following announcement of the transaction, or “NFY Net Revenue.”

The selected transactions and low, high, median and mean multiples for the selected transactions were:

Date Announced	Target	Acquiror
3/5/15	Ikaria, Inc.	Mallinckrodt Enterprises LLC
1/11/15	NPS Pharmaceuticals, Inc.	Shire Plc
9/29/14	Lumara Health, Inc.	AMAG Pharmaceuticals, Inc.
4/7/14	Questcor Pharmaceuticals Inc.	Mallinckrodt plc
3/19/14	Vidara Therapeutics International plc	Horizon Pharma plc
2/12/14	Manchester Pharmaceuticals, Inc.	Retrophin, Inc.
1/8/14	Aptalis Holdings Inc.	Forest Laboratories Inc.
12/19/13	Gentium S.p.A	Jazz Pharmaceuticals plc
11/11/13	ViroPharma Inc.	Shire Plc
2/19/13	Cornerstone Therapeutics Inc.	Chiesi Farmaceutici S. p. A.
4/26/12	EUSA Pharma Inc.	Jazz Pharmaceuticals plc
8/29/10	Genzyme Corporation	Sanofi-Aventis

Enterprise Value /
	LTM Net Revenue		NFY Net Revenue
Low	1.96x	[1]	1.77x
High	18.63x	[1]	16.08x
Median	8.00x	[1]	7.45x
Mean	8.63x	[1]	7.17x

1.	Excludes NPS Pharmaceuticals, Inc./Shire Plc transaction due to NPS Pharmaceuticals, Inc.’s higher projected revenue growth rate.

No transaction used in Houlihan Lokey’s selected transactions analysis for comparative purposes is identical to the Transaction and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected transactions analysis and, based on discussions with the Company management, the Company’s limited pipeline of potential new products, Houlihan Lokey applied multiple ranges of 7.00x to 8.00x to the Company’s FY 2014 Net Revenue and 6.00x to 7.00x to the Company’s FY 2015E Net Revenue. The selected transactions analysis indicated implied value reference ranges per share of the Common Stock of $40.22 to $45.14 based on the Company’s FY 2014 Net Revenue and $38.56 to $43.98 based on the Company’s FY 2015E Net Revenue, as compared to the consideration in the Offer and the Merger of $46.00 per share of the Common Stock.

Discounted Cash Flow Analysis.

Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Management Case. With the consent of Company management, Houlihan Lokey applied the Estimated NOL Tax Savings Methodology to the NOLs in its analyses of the future cash flows of the Company. Houlihan Lokey applied perpetuity growth rates ranging from -15.00% to -5.00% to the Company’s fiscal year 2033 projected unlevered after-tax free cash flow and discount rates ranging from 9.5% to 11.5% (reflecting Houlihan Lokey’s analysis of the weighted average cost of capital). The discounted cash flow analysis indicated implied value reference ranges per share of the Common Stock of $36.08 to $42.02, as compared to the consideration in the Offer and the Merger of $46.00 per share of the Common Stock. Solely for illustrative purposes, Houlihan Lokey also performed an alternative discounted cash flow analysis based on an alternative set of projections prepared by the Company management that assume that, despite currently pending litigation, the Company maintains exclusivity with respect to RAVICTI® through 2031. For purposes of the illustrative alternative discounted cash flow analysis Houlihan Lokey applied perpetuity growth rates ranging from -15.00% to -5.00% to the Company’s fiscal year 2033 projected unlevered after-tax free cash flow and discount rates ranging from 9.5% to 11.5%. The illustrative alternative discounted cash flow analysis indicated implied value reference ranges per share of the Common Stock of $40.19 to $48.61, as compared to the consideration in the Offer and the Merger of $46.00 per share of the Common Stock.

Other Matters

Houlihan Lokey was engaged by the Company to provide an opinion to the Company Board as to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by such holders in the Transaction pursuant to the Merger Agreement. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by the Company, Houlihan Lokey is entitled to an aggregate fee of $550,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Transaction. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates in the past provided certain financial analyses and advisory services to the Company, for which Houlihan Lokey and/or such affiliates received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates received and may receive compensation.

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company has in the past provided annual guidance with respect to net product revenue and has from time to time provided updates to such guidance in connection with its quarterly financial reporting. The Company’s management also regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board forward-looking financial information for the years 2015 through 2033 based upon projections developed by the Company. These internal financial forecasts for the years 2015 through 2033 (“Company Projections”) were reviewed by the Company Board and authorized for use by the Company’s financial advisors, Centerview and Houlihan Lokey.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these internal financial forecasts were made available by the Company to Centerview and Houlihan Lokey and a subset of these internal financial forecasts were made available to Parent and Purchaser. The internal financial forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Offer; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Centerview, Houlihan Lokey, Parent and Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the internal financial forecasts necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Centerview, Houlihan Lokey, Parent, Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these internal financial forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent and Purchaser, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

The estimates of total net revenue, gross profit and operating income and unlevered free cash flow included in the Company’s financial projections were calculated using U.S. generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Due to the forward-looking nature of the financial projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available. The Company believes that there is a degree of volatility with respect to certain GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude the Company from providing accurate forecasted non-GAAP reconciliations.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

A summary of the material projected financial information is set forth below. The Management Case and the 2032 LOE Case differ only in that the Management Case assumes, for illustrative purposes only, that the Company loses exclusivity with respect to RAVICTI® in 2028, and the 2032 LOE Case assumes, for illustrative purposes only, that the Company loses exclusivity with respect to RAVICTI® in 2032. The Management Case and the 2032 LOE Case otherwise are based on the same assumptions based on the Company’s products, including (i) assumptions regarding the frequency and magnitude of price increases with respect to RAVICTI®,

(ii) that the Company terminates the clinical development program of glycerol phyenylbuyrate (GPB) for the treatment of hepatic encephalopathy (HE) in 2015 prior to the initiation of a Phase 3 trial (resulting in the termination of R&D expenditure with respect to the HE indication in 2015 and no revenues from GPB in HE or any other indications), and (iii) the Company funds its operations from existing cash and cash from operations and does not require additional capital.

Management Case:

	Fiscal Year End Dec 31,
	2015 E	2016 E	2017 E	2018 E	2019 E	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E
Total Net Revenue	$126	$146	$167	$193	$218	$239	$262	$284	$293	$300	$308	$316	$324	$189	$154	$138	$122	$107	$91

Gross Profit	$110	$128	$146	$169	$192	$210	$230	$250	$257	$264	$289	$302	$310	$181	$149	$133	$118	$103	$88

Non-GAAP Operating Income(1)	$32	$54	$72	$97	$121	$137	$170	$188	$194	$199	$222	$233	$239	$144	$118	$105	$94	$82	$70

Tax Expense(2)	-$11	-$19	-$25	-$34	-$42	-$48	-$59	-$66	-$68	-$70	-$78	-$82	-$84	-$50	-$41	-$37	-$33	-$29	-$25

Less: Increase in NWC	-$1	-$2	-$2	-$3	-$3	-$2	-$2	-$2	-$1	-$1	-$1	-$1	-$1	$14	$3	$2	$2	$2	$2

Less: Capital Expenditures	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	$0	$0	$0	$0	$0	$0

Unlevered Free Cash Flow(3)	$19	$32	$44	$60	$75	$86	$107	$119	$124	$128	$142	$150	$154	$107	$80	$70	$62	$55	$47

2032 LOE Case:

	Fiscal Year End Dec 31,
	2015 E	2016 E	2017 E	2018 E	2019 E	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E
Total Net Revenue	$126	$146	$167	$193	$218	$239	$262	$284	$293	$300	$308	$316	$324	$332	$341	$350	$359	$210	$172

Gross Profit	$110	$128	$146	$169	$192	$210	$230	$250	$257	$264	$289	$302	$310	$318	$326	$335	$344	$202	$166

Non-GAAP Operating Income(1)	$32	$54	$72	$97	$121	$137	$170	$188	$194	$199	$222	$233	$239	$245	$252	$259	$266	$160	$132

Tax Expense(2)	-$11	-$19	-$25	-$34	-$42	-$48	-$59	-$66	-$68	-$70	-$78	-$82	-$84	-$86	-$88	-$91	-$93	-$56	-$46

Less: Increase in NWC	-$1	-$2	-$2	-$3	-$3	-$2	-$2	-$2	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	$15	$4

Less: Capital Expenditures	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	-$1	$0	$0

Unlevered Free Cash Flow(3)	$19	$32	$44	$60	$75	$86	$107	$119	$124	$128	$142	$150	$154	$158	$162	$166	$171	$119	$89

(1)	Non-GAAP operating income adjusts GAAP operating income to exclude costs associated with stock-based compensation and amortization of intangibles.
(2)	Based on an assumed 35% rate that does not take into account the utilization of the Company’s net operating loss carryforwards or tax credit carryforwards to reduce the Company’s tax obligations.
(3)	Unlevered Free Cash Flow represents Non-GAAP operating income less cash taxes (at an assumed 35% rate) less capital expenditures plus changes in working capital.

In connection with the due diligence review of the Company by Parent and Purchaser, the Company’s management provided Parent and Purchaser with the following portions of the Management Case (as well as the total net revenue information for the 2032 LOE Case for calendar years 2018 through 2031 (excluding immaterial net revenue due to European royalties included in the 2032 LOE Case)):

	2015E	2016E	2017E
Total Net Revenue(1)	$125	$145	$166
Gross Profit	$110	$127	$146
Non-GAAP Operating Income(2)	$32	$53	$72

(1)	Does not take into account immaterial net revenue due to European royalties that are reflected in the Management Case.
(2)	Non-GAAP operating income adjusts GAAP operating income to exclude costs associated with stock-based compensation and amortization of intangibles.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, in connection with the Offer, each of the Principal Stockholders has entered into the Tender and Support Agreement with Parent and Purchaser. Under the terms of the Tender and Support Agreements, the Principal Stockholders have agreed, among other things, to tender all Shares now held or hereafter acquired by them in the Offer. As of April 1, 2015, the Principal Stockholders beneficially owned or had the option to acquire a number of shares of Common Stock of the Company equal to approximately 21% of the outstanding shares of Common Stock of the Company. See Item 3 above under the heading “Tender and Support Agreement.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company retained each of Centerview and Houlihan Lokey to act as its financial advisors in connection with the Offer and, in connection with such engagements Centerview and Houlihan Lokey each provided their respective opinions described in “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors,” which are filed as Annex I and Annex II hereto and are incorporated herein by reference. The Company Board selected Centerview and Houlihan Lokey to serve as the Company’s financial advisors because they each have substantial experience in transactions similar to the Offer and Merger, their respective reputation in the investment community and their respective familiarity with the Company and its business.

In connection with Centerview’s services as the Company’s financial advisor, the Company has agreed to pay Centerview an aggregate fee of approximately $16.1 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $14.6 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse Centerview for its expenses, including fees and expenses of counsel, and to indemnify Centerview and related parties against liabilities, including liabilities under federal securities laws, arising from Centerview’s engagement.

In connection with Houlihan Lokey’s services as the Company’s financial advisor, the Company has agreed to pay Houlihan Lokey an aggregate fee of approximately $550,000, of which $275,000 was payable upon execution of the Houlihan Lokey engagement letter and the remainder upon delivery of Houlihan Lokey’s opinion. In addition, the Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

Additional information pertaining to the retention of Centerview and Houlihan by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinions of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for (i) the entry by certain of the Company’s officers, directors and stockholders, in their capacity as a stockholder of the Company, into the Tender and Support Agreement, as described under Item 3 above and (ii) the transactions set forth below:

Name of Person	Transaction Date	Number of Shares		Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Christine A. Nash*	3/17/2015	10,000		$37.56	Automatic Sale at $37.56.
Christine A. Nash**	3/17/2015	10,000		$4.08	Option Exercise at $4.08 per share.
Christine A. Nash*	3/10/2015	10,000		$30.10	Automatic Sale at $30.10 per share.
Christine A. Nash**	3/12/2015	10,000		$4.08	Option Exercise at $4.08 per share.
Christine A. Nash*	3/10/2015	10,000		$35.08	Automatic Sale at $35.08 per share.
Christine A. Nash*	3/10/2015	1,450		$30.10	Automatic Sale at $30.1 per share.
Christine A. Nash*	3/9/2015	8,450		$29.30-$30	Automatic Sale at $29.30-$30 per share.
Bruce F. Scharschmidt, M.D	2/27/2015	24,996		$29.27-$30.26	Sale at $29.27-$30.26 per share.
Bruce F. Scharschmidt, M.D	2/27/2015	4,804		$30.26-$30.59	Sale at $30.26-$30.59 per share.
Ashley C. Gould	2/9/2015	17,500		$0	Grant of restricted stock units
Donald J. Santel	2/9/2015	40,000		$0	Grant of restricted stock units
Jeffrey S. Farrow	2/9/2015	18,000		$0	Grant of restricted stock units
Christine A. Nash	2/9/2015	18,000		$0	Grant of restricted stock units
Bruce F. Scharschmidt, M.D	2/9/2015	14,000		$0	Grant of restricted stock units
Natalie C. Holles	2/9/2015	14,000		$0	Grant of restricted stock units
Ashley C. Gould	2/9/2015	26,500	(1)	$25.97	Grant of stock options
Donald J. Santel	2/9/2015	70,000	(2)	$25.97	Grant of stock options
Jeffrey S. Farrow	2/9/2015	32,500	(3)	$25.97	Grant of stock options
Christine A. Nash	2/9/2015	32,500	(4)	$25.97	Grant of stock options
Bruce F. Scharschmidt, M.D	2/9/2015	24,000	(5)	$25.97	Grant of stock options
Natalie C. Holles	2/9/2015	24,000	(6)	$25.97	Grant of stock options

*	This transaction was effected pursuant to a 10b5-1 trading plan adopted by the reporting person on September 15, 2014.
**	The shares acquired upon exercise of portion of option exercised were fully vested and exercisable. The option began vesting on April 15, 2011, at a rate of 1/48th per month.
(1)	3,673 incentive stock options (“ISOs”); 22,827 non-qualified stock options (“NSOs”)
(2)	2,928 ISOs; 67,072 NSOs
(3)	3,712 ISOs; 28,788 NSOs
(4)	3,454 ISOs; 29,046 NSOs
(5)	3,663 ISOs; 20,337 NSOs

(6)	3,728 ISOs; 20,272 NSOs

Each of the grants of stock options was scheduled to vest with respect to one quarter of the Shares underlying the option on January 1, 2016, with the remaining three quarters of the Shares vesting monthly over the next three years, subject to continued service. Each of the grants of restricted stock unit grants (“RSUs”) was to vest in four equal annual installments with the first installment vesting on January 1, 2016. Both the stock option grants and the RSU grants will vest in full in connection with the Transaction. The stock option grants are included in the table showing Company Options, and the RSU grants in the table showing Company RSUs, both found under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference, including, without limitation, the descriptions of employment agreements and offer letters, and Severance Agreements.

Named Executive Officer Golden Parachute Compensation.

The table below describes the estimated potential payments to each of the Company’s named executive officers under their respective agreements with the Company in connection with the Transaction. These amounts reflect only the payments that the executives would receive in connection with the Transaction; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, absent the Transaction. The amounts shown in the table are estimates only and based on multiple assumptions regarding events that may or may not actually occur, including assumptions described in this Section 14D-9 and in the footnotes to the table. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transaction may differ materially from the amounts set forth in the table.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (1) the Effective Time took place on May 15, 2015, (2) the employment of the executive was terminated without cause or by the executive for good reason on May 15, 2015, (3) the executive’s base salary rates and annual target bonuses remain unchanged from those in place on April 1, 2015, and (4) no executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Tax Reimbursement(4)	Total Value
Donald J. Santel	$2,057,600	$8,051,635	$28,782	$1,981,668	$12,119,685
Jeffrey S. Farrow	$518,319	$3,212,326	$41,971	0	$3,772,616
Ashley C. Gould	$590,903	$2,910,825	$55,872	0	$3,557,600
Natalie C. Holles	$480,924	$2,806,760	$28,476	0	$3,316,160
Christine A. Nash	$663,480	$3,390,684	$57,874	0	$4,112,038
Bruce F. Scharschmidt, M.D.	$871,627	$2,757,570	$43,825	0	$3,673,022

(1)	For all listed officers besides Mr. Santel, the amount listed in the column represents 18 months of salary continuation and an amount equal to 1.5 times the executive’s target bonus for the year of the termination, reduced as described below. For Mr. Santel, this amount includes 24 months of salary continuation and an amount equal to two times his target bonus for the year of the termination. These cash payments are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment in connection with the Transaction as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company” above. The base salary and the target bonus amounts used in the above calculations for the cash severance benefits payable to each named executive officer are as follows:

Name	Base Salary	Target Bonus
Donald J. Santel	$643,000	$385,800
Jeffrey S. Farrow	$415,000	$166,000
Ashley C. Gould	$400,000	$160,000
Natalie C. Holles	$370,000	$148,000
Christine A. Nash	$415,000	$166,000
Bruce F. Scharschmidt, M.D.	$415,294	$166,118

However, for all listed officers except Mr. Santel, the cash severance benefit amounts listed in the table above have been reduced pursuant to the “best-after tax” provision of their Severance Agreements as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company—Change in Control Severance Agreements” above because such reduction will result in their receipt of a greater net after tax benefit. For Mr. Farrow, Ms. Gould, Ms. Holles, Ms. Nash, and Dr. Scharschmidt’s the cash amounts in the table above have been reduced by $353,182, $249,098, $296,077, $208,020, and $490 respectively.

(2)	The amount listed in this column represents the aggregate pre-tax amount payable as the Merger Consideration in consideration of the cancellation of unvested Company Options and Company RSUs held by the named executive officers as to which vesting will accelerate, with such awards being cashed out in connection with the Transaction, as shown in the table below. This cash payment is a single-trigger benefit that will be received solely because of the Merger and regardless of whether a named executive officer’s employment is terminated. The amounts listed in the table below as “Cash Out Value of Accelerated Company Stock Options” differs from that listed in the table disclosing the “Spread Value Consideration Payable in Respect of Unvested Company Options” in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Merger Agreement—Effect of the Merger on Stock Awards” because it includes the number of options held by our executive officers that are expected to vest between April 1, 2015 and May 15, 2015.

Name	Number of Unvested Company Options Subject to Acceleration	Cash Out Value of Accelerated Company Stock Options	Number of Unvested Company RSUs Subject to Acceleration	Cash Out Value of Accelerated Company RSUs	Total Cash Out Value of Accelerated Equity
Donald J. Santel	249,994	$5,573,385	53,875	$2,478,250	$8,051,635
Jeffrey S. Farrow	94,960	$2,168,724	22,687	$1,043,602	$3,212,326
Ashley C. Gould	97,500	$1,909,175	21,775	$1,001,650	$2,910,825
Natalie C. Holles	91,250	$1,990,260	17,750	$816,500	$2,806,760
Christine A. Nash	100,216	$2,217,684	25,500	$1,173,000	$3,390,684
Bruce F. Scharschmidt, M.D.	83,211	$1,927,270	18,050	$830,300	$2,757,570

(3)

For all listed officers except Mr. Santel, consists of outplacement services in the amount of $15,000 for each named executive officer, plus the value of COBRA premiums for a period of 18 months following the date of termination. If, rather than paying 18 months of COBRA premiums, the Company elected to provide an equivalent cash severance benefit payment for 27 months, as permitted under the Severance Agreements, the total amount paid (as set forth in the Total Value column) to the named executive officers would remain the same because their payment reductions designed to avoid a Section 4999 excise tax would correspondingly increase to offset these additional payments. For Mr. Santel, consists of outplacement services in the amount of $15,000, plus the value of COBRA premiums for a period of 18 months following the date of termination. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of April 1, 2015 and is valued at the premiums in effect on April 1, 2015. These benefits are double- trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company” above.
(4)	Reflects the value of a Section 4999 excise tax gross-up payment that Mr. Santel may be entitled to under his employment agreement as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company—Employment Agreements” above. This tax gross-up payment is generally a single-trigger benefit that will be received solely because of the Merger and regardless of whether Mr. Santel’s employment is terminated in a related qualifying termination that would entitle him to severance benefits. However, as the amount of the tax gross-up payment will be determined in part by reference to whether or not Mr. Santel is entitled to severance benefits, a portion of the tax gross-up payment amount is a double-trigger benefit.

Stockholder Approval Not Required.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer, and who otherwise comply with the applicable procedures for demanding appraisal under DGCL Section 262, will be entitled to seek appraisal for the “fair value” of their Shares as determined by the Delaware Court of Chancery. Stockholders should be aware that a financial advisor’s opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to, and does not otherwise address, fair value under DGCL Section 262. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

Under DGCL Section 262, where a merger is approved under DGCL Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Company Board fixed December 12, 2014 as the record date for purposes of determining the Company stockholders entitled to notice of appraisal rights under Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER DGCL SECTION 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by the full text of DGCL Section 262, which is attached to this Schedule 14D-9 as Annex III.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO THE ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statutes.

In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of

Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re -files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the terms of the Merger Agreement, each of Parent, Purchaser and the Company will use its reasonable best efforts to make or cause to be made within 10 business days after the date of the Merger Agreement a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2014, June 30, 2014 and March 31, 2013 filed with the SEC.

Cautionary Note Regarding Forward -Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward -looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward -looking statements. These forward -looking statements include without limitation: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. You are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated April 9, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed on April 9, 2015 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)*	Opinion of Centerview Partners LLC, dated March 29, 2015 (included as Annex I to this Schedule 14D-9).

(a)(4)*	Opinion of Houlihan Lokey Capital, Inc., dated March 29, 2015 (included as Annex II to this Schedule 14D-9).

(a)(5)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(6)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(7)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(8)	Summary Advertisement, as published in The New York Times on April 9, 2015 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(9)	Joint Press Release issued by the Company and Parent, dated March 30, 2015 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2015).

(a)(10)	Commitment letter with Citigroup Global Capital Markets Inc. and Jefferies Finance LLC, dated March 29, 2015 (incorporated herein by reference to Exhibit 99.1 to Horizon Pharma Public Limited Company’s Current Report on Form 8-K filed with the SEC on March 31, 2015).

(e)(1)	Agreement and Plan of Merger, dated as of March 29, 2015, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on April 9, 2015).

(e)(2)	Tender and Support Agreement, dated as of February March 29, 2015, by and among Parent, Purchaser and certain officers, directors and stockholders of the Company (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8 K filed with the SEC on March 30, 2015).

(e)(3)	2006 Equity Incentive Plan, as amended (previously filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-1, File No. 333-180694, filed on April 13, 2012, and incorporated herein by reference).

Exhibit Number	Description

(e)(4)	2006 Equity Incentive Plan Amendment, dated April 15, 2011(previously filed as Exhibit 10.13 to the Company’s Registration Statement on Form S-1, File No. 333-180694, filed on April 13, 2012, and incorporated herein by reference).

(e)(5)	2012 Omnibus Incentive Plan (previously filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, File No. 001-35614, filed on September 9, 2012, and incorporated herein by reference).

(e)(6)	Employment Agreement by and among the Company and Donald J. Santel, dated April 9, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, File No. 333-180694, filed on April 13, 2012).

(e)(7)	Offer Letter Agreement by and among the Company and Jeffrey Farrow, dated November 12, 2009 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, File No. 333-180694, filed on April 13, 2012).

(e)(8)	Letter Agreement by and among the Company and Bruce F. Scharschmidt, M.D., dated November 5, 2014 related to the Amended Terms of Employment (incorporated by referenced to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, file No. 001-35614, filed on March 4, 2015.

(e)(9)	Offer Letter Agreement by and among the Company and Christine A. Nash, dated September 7, 2007 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, File No. 333-180694, filed on April 13, 2012).

(e)(10)	Offer Letter Agreement by and among the Company and Ashley C. Gould dated May 23, 2013 (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K, file No. 001-35614, filed on March 7, 2014).

(e)(11)	Offer Letter Agreement by and among the Company and Natalie C. Holles dated May 31, 2013 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K, file No. 001-35614, filed on March 7, 2014).

(e)(12)	Form of General Severance Benefits and Change in Control Severance Benefits Agreement by and among the Company and its Senior Vice Presidents (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K, file No. 001-35614, filed on March 7, 2014).

(e)(13)	Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed with the SEC on April 13, 2012).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hyperion Therapeutics, Inc.

	By:	/s/ Donald Santel
Name: Donald J. Santel
Title: President and Chief Executive Officer

Dated: April 9, 2015

ANNEX I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

March 29, 2015

The Board of Directors

Hyperion Therapeutics, Inc.

2000 Sierra Point Parkway, Suite 400

Brisbane, CA 94005

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Hyperion Therapeutics, Inc., a Delaware corporation (the “Company”), of the $46.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into as of March 29, 2015 (the “Agreement”) among Horizon Pharma, Inc., a Delaware corporation (“Parent”), Ghrian Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $46.00 per Share, without interest, and (ii) that, following acceptance for payment of Shares pursuant to the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company (including those held in the Company’s treasury), (ii) Shares held by Purchaser or Parent or any subsidiary of Parent, and (iii) Dissenting Shares (as defined in the Agreement) (the Shares referred to in clauses (i) through (iii), together with Shares held by any affiliate of Parent, the “Excluded Shares”)) will be converted into the right to receive $46.00 per Share in cash, without interest (the $46.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided investment banking or other services to the Company, Parent or Purchaser for which we have received any compensation. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated March 29, 2015 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended

December 31, 2014, December 31, 2013 and December 31, 2012 (as amended); (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement (including the tender and support agreements referenced therein) or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC

CENTERVIEW PARTNERS LLC

ANNEX II

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

CONFIDENTIAL

March 29, 2015

Hyperion Therapeutics, Inc.

2000 Sierra Point Parkway Suite 400

Brisbane, California 94005

Attn: Board of Directors

Dear Board of Directors:

We understand that Hyperion Therapeutics, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Horizon Pharma plc (the “Parent”), Ghrian Acquisition Inc., a wholly owned subsidiary of the Parent (“Purchaser”), and the Company pursuant to which, among other things, (i) the Purchaser will, and Parent will cause Purchaser to, commence an offer (the “Offer”) to acquire all of the outstanding shares of the Common Stock, par value $0.0001 per share (“Common Stock”), of the Company at a price per share of Common Stock of $46.00 in cash (the “Consideration”), and (ii) following the acceptance for payment of shares of Common Stock pursuant to the Offer, Purchaser will merge with the Company (the “Merger” and, together with the Offer, the “Transaction”) whereby, among other things, each outstanding share of Common Stock not beneficially owned by the Company, Parent, Purchaser or any of their respective subsidiaries will be converted into the right to receive the Consideration, and the Company will become a wholly owned subsidiary of Parent. The holders of Common Stock other than Parent, Purchaser and their respective subsidiaries are referred to herein as the “Unaffiliated Stockholders.”

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Agreement is fair to the Unaffiliated Stockholders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the execution version, dated as of March 29, 2015, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2015 through 2033 (the “Projections”), estimates of the Company’s net operating loss tax carryforwards (“NOLs”), and the Company’s methodology for estimating the Company’s ability to utilize such NOLs to achieve future tax savings on a standalone basis (the “Estimated NOL Tax Savings Methodology”);

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

AII-1

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that (a) the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial results and condition of the Company; and (b) the NOLs have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the amount of such NOLs. We express no opinion with respect to the Projections, the NOLs, the Estimated NOL Tax Savings Methodology, or the assumptions on which they are based. With the consent of Company management, we have utilized the Estimated NOL Tax Savings Methodology in our analyses of the future cash flows of the Company. We also have relied upon, without independent verification, the assessments of the management of the Company as to the Company’s existing and future technology, products, and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the validity and life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would be material to our analyses or this Opinion. We have relied upon and assumed, without independent verification, that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that, except as would not be material to our analyses or this Opinion, (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. We do not express any

AII-2

opinion as to the outstanding litigation or investigations relating to the Company, as to which we understand that the Company has conducted such diligence and other investigations, and has obtained such advice from qualified professionals, as it deemed necessary. With respect to such litigation or investigations relating to the Company, the Company has instructed us to solely rely upon the assessment and judgment of the management and counsel of the Company and to assume that none of such litigation or investigations relating to the Company or the results thereof will be material to our analyses or this Opinion.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which the Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written agreement or consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates have in the past provided certain financial analyses and advisory services to the Company, for which Houlihan Lokey and/or such affiliates have received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Parent, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Parent, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Consideration to be received by them in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the

AII-3

Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Agreement is fair to the Unaffiliated Stockholders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

245 Park Avenue, 20th Floor ☐ New York, New York 10167 ☐ tel. 212.497.4100 ☐ fax. 212.661.3070 ☐

www.HL.com

Broker/dealer services through Houlihan Lokey Capital, Inc.

AII-4

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this

AIII-1

section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to

AIII-2

each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together

AIII-3

with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

AIII-4